As filed with the Securities and Exchange Commission on June 23, 2015

Registration No. 333-205010

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 1

to

FORM S-3

REGISTRATION STATEMENT UNDER

THE SECURITIES ACT OF 1933

Platform Specialty Products Corporation

(Exact name of registrant as specified in its charter)

Delaware	2890	37-1744899
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

1450 Centrepark Boulevard, Suite 210

West Palm Beach, FL 33401

(561) 207-9600

(Address, Including Zip Code and Telephone Number,

Including Area Code, of Registrant’s Principal Executive Offices)

Frank J. Monteiro

Chief Financial Officer

1450 Centrepark Boulevard, Suite 210

West Palm Beach, FL 33401

(561) 207-9600

(Name, Address, Including Zip Code and Telephone Number,

Including Area Code, of Agent for Service)

With a Copy to:

Donn A. Beloff, Esq. Flora R. Perez, Esq. Greenberg Traurig, P.A. 401 East Las Olas Boulevard, Suite 2000 Fort Lauderdale, FL 33301 (954) 765-0500	Peter M. Labonski, Esq. Keith L. Halverstam, Esq. Latham & Watkins LLP 885 Third Avenue New York, NY 10022 (212) 906-1200

Approximate date of commencement of proposed sale to the public: From time to time on or after the effective date of this registration statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.  ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Securities Exchange Act of 1934, as amended.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer (Do not check if a smaller reporting company)	☒	Smaller reporting company	☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JUNE 23, 2015

PRELIMINARY PROSPECTUS

$350,000,000

Platform Specialty Products Corporation

Common Stock

We are offering up to             shares of our common stock (the “Shares”).

Our shares of common stock are listed on the New York Stock Exchange (the “NYSE”) under the ticker symbol “PAH.” The closing sale price on the NYSE for our shares of common stock on June 22, 2015 was $26.50 per share.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 13.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds to us, before expenses	$	$

(1)	We refer you to “Underwriting” beginning on page 36 of this prospectus for additional information regarding underwriting compensation.

To the extent the underwriters sell more than             Shares, the underwriters have the option to purchase up to an additional             shares at the public offering price, less the underwriting discounts and commissions, within 30 days of the date of this prospectus.

The underwriters expect to deliver the Shares against payment on or about                     , 2015.

Joint Book-Running Managers

Credit Suisse	Barclays

UBS Investment Bank	Citigroup

Co-Managers

Nomura	CJS Securities	HSBC	Sterne Agee CRT

The date of this prospectus is                     , 2015.

ABOUT THIS PROSPECTUS

No person has been authorized to give any information or make any representation concerning us, the underwriters or the Shares to be offered hereunder (other than as contained or incorporated by reference in this prospectus) and, if any such other information or representation is given or made, you should not rely on it as having been authorized by us or the underwriters. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front cover of this prospectus or as otherwise set forth in this prospectus, or that the information contained in any document incorporated by reference is accurate as of any date other than the date of such document, regardless of the time of delivery of this prospectus or any sale of any Shares.

We and the underwriters are offering the Shares only in jurisdictions where such issuances are permitted. The distribution of this prospectus and the sale of the Shares in certain jurisdictions may be restricted by law. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the distribution of this prospectus and the sale of the Shares outside the United States. This prospectus does not constitute, and may not be used in connection with, an offer to sell, or a solicitation of an offer to buy, the Shares by any person in any jurisdiction in which it is unlawful for such person to make such an offer or solicitation.

As used in this prospectus, unless the context otherwise requires, all references to “we,” “us,” “our,” the “Company” and “Platform” refer to Platform Specialty Products Corporation, a Delaware corporation, and its subsidiaries, collectively, for all periods subsequent to April 23, 2013 (inception).

All references in this prospectus to our “Predecessor” refer to MacDermid, Incorporated, a Connecticut corporation (“MacDermid”) and its subsidiaries for all periods prior to our acquisition of MacDermid on October 31, 2013 (the “MacDermid Acquisition”). As used in this prospectus, “Successor 2015 Three-Month Period” refers to the period from January 1, 2015 to March 31, 2015, “Successor 2014 Period” refers to the fiscal year ended December 31, 2014, “Successor 2014 Three-Month Period” refers to the period from January 1, 2014 to March 31, 2014, “Successor 2013 Period” refers to the period from April 23, 2013 (inception) through December 31, 2013, “Predecessor 2013 Period” refers to the ten-month period from January 1, 2013 through October 31, 2013 and “Predecessor 2012 Period” refers to MacDermid’s fiscal year ended December 31, 2012.

All references in this prospectus to the “Agriphar Acquisition” refer to our acquisition of Percival S.A., including Percival S.A.’s agrochemical business, Agriphar, on October 1, 2014.

All references in this prospectus to the “CAS Acquisition” refer to our acquisition of the Chemtura AgroSolutions business (“CAS”) of Chemtura Corporation (“Chemtura”) on November 3, 2014.

All references in this prospectus to “Arysta LifeScience” or “Arysta” refer to Arysta LifeScience Limited. All references in this prospectus to “Arysta Corporation” refer to Arysta’s wholly-owned Japanese subsidiary. All references in this prospectus to the “Arysta Acquisition” refer to our acquisition of Arysta LifeScience on February 13, 2015.

All references in this prospectus to the “Prior Acquisitions” refer to the Agriphar Acquisition, the CAS Acquisition and the Arysta Acquisition, collectively.

All references in this prospectus to our “common stock” refer to the common stock of Platform, par value $0.01 per share.

Trademarks and Trade Names

This prospectus contains or incorporates by reference some of our trademarks and trade names. All other trademarks or trade names of any other company appearing or incorporated by reference in this prospectus belong to their respective owners. Solely for convenience, the trademarks and trade names in this prospectus may be referred to without the ® and ™ symbols, but such references should not be construed as any indicator that their respective owners will not assert, to the fullest extent under applicable law, their rights thereto.

Industry and Market Data

We obtained the industry, market and competitive position data described or referred to throughout this prospectus from our own internal estimates and research, as well as from industry and general publications and research, surveys and studies conducted by third parties. While we believe our internal estimates and research are reliable and the market definitions are appropriate, such estimates, research and definitions have not been verified by any independent source. We caution you not to place undue reliance on this data.

Non-GAAP Financial Measures

The SEC has adopted rules to regulate the use of “non-GAAP financial measures” that are derived on the basis of methodologies other than in accordance with U.S. generally accepted accounting principles (“GAAP”). In this prospectus, we present Adjusted EBITDA, which is a non-GAAP financial measure. Our management believes this non-GAAP financial measure provides useful information about our operating performance by excluding certain items and including other items that we believe are not representative of our core business. We also believe that this financial measure will provide investors with a useful tool for assessing the comparability between periods of our ability to generate cash from operations sufficient to pay taxes, to service debt and to undertake capital expenditures. We use this financial measure for business planning purposes and in measuring our performance relative to that of our competitors. However, this measure should not be considered as an alternative to net sales or cash flows from operating activities as an indicator of operating performance or liquidity. For additional information on why we present non-GAAP financial measures, the limitations associated with using non-GAAP financial measures and reconciliations of our non-GAAP financial measures to the most comparable applicable GAAP measure, see “Summary Financial Data.”

The financial statements of Arysta that are incorporated by reference in this prospectus are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

Unaudited Pro Forma Financial Information

The Arysta Acquisition, which was consummated on February 13, 2015, was a significant acquisition to us (at a significance level of greater than fifty percent) under Rule 3-05 and 1-02(w) of Regulation S-X under the Securities Act of 1933, as amended (the “Securities Act”). The CAS Acquisition, which was consummated on November 3, 2014, was also a significant acquisition (at a significance level of greater than forty percent). As a result, we have included in this prospectus unaudited pro forma financial information based on the historical financial statements of Platform, CAS and Arysta, combined and adjusted to give effect to the CAS Acquisition and the Arysta Acquisition as if each had occurred as of January 1, 2014, for purposes of the statements of operations. The unaudited pro forma statements of operations do not reflect the Agriphar Acquisition or the related financing and the proposed OMG Acquisition (as defined herein), because the Agriphar Acquisition and the OMG Acquisition are not significant as defined by Rule 1-02(w) of Regulation S-X. The unaudited pro forma combined consolidated financial information has been prepared in accordance with the basis of preparation described in “Unaudited Pro Forma Financial Information.”

The unaudited pro forma combined consolidated financial information presented herein is for informational purposes only and is not intended to represent or to be indicative of the consolidated results of operations or financial position that we would have reported had the CAS Acquisition and the Arysta Acquisition been completed as of the dates set forth in the unaudited pro forma combined consolidated financial information, and should not be taken as indicative of our future consolidated results of operations or financial position. The unaudited pro forma financial data has been prepared in accordance with the requirements of Regulation S-X of the Securities Act. However, neither the assumptions underlying the pro forma adjustments nor the resulting pro forma financial information have been audited or reviewed in accordance with any generally accepted auditing standards.

The unaudited pro forma combined consolidated financial information should be read in conjunction with our historical financial statements and with both CAS’ and Arysta’s historical financial statements, all incorporated by reference in this prospectus.

PROSPECTUS SUMMARY

This summary highlights selected information contained in this prospectus. This summary does not contain all of the information you should consider before investing in the Shares. Before making an investment decision, you should read carefully (i) this entire prospectus, including the section titled “Risk Factors,” (ii) all other information contained in and incorporated by reference in this prospectus, including the risks and uncertainties described under “Risk Factors” in our annual report on Form 10-K for the year ended December 31, 2014 and in our subsequent filings with the SEC, (iii) the other documents to which we refer and (iv) our financial statements and notes to those financial statements. This prospectus contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors. See “Information Regarding Forward-Looking Statements” for information relating to these forward-looking statements.

Our Company

We are a global, diversified producer of high technology specialty chemical products. Our business involves the formulation of a broad range of solutions-oriented specialty chemicals, which are sold into multiple industries, including agrochemical, animal health, electronics, graphic arts, plating, and offshore oil production and drilling. We refer to our products as “dynamic chemistries” due to their intricate chemical compositions. Our dynamic chemistries are used in a wide variety of attractive niche markets and we believe that the majority of our operations hold strong positions in the product markets they serve.

As our name “Platform Specialty Products Corporation” implies, we continually seek opportunities to act as an acquirer and consolidator of specialty chemical businesses on a global basis, particularly those meeting Platform’s “Asset-Lite, High-Touch” philosophy, which involves prioritizing extensive resources to research and development and highly technical customer service, while managing conservatively our investments in fixed assets and capital expenditures. To date, Platform has completed four acquisitions: the MacDermid Acquisition on October 31, 2013, the Agriphar Acquisition on October 1, 2014, the CAS Acquisition on November 3, 2014 and the Arysta Acquisition on February 13, 2015. We regularly review acquisition opportunities and may acquire businesses that meet our acquisition criteria when we deem it to be financially and fiscally prudent.

Our History

We were initially incorporated with limited liability under the laws of the British Virgin Islands on April 23, 2013 under the name Platform Acquisition Holdings Limited. We completed our initial public offering in the United Kingdom on May 22, 2013, raising net proceeds of approximately $881 million, and were listed on the London Stock Exchange.

On October 31, 2013, we indirectly acquired substantially all of the equity of MacDermid Holdings, LLC (“MacDermid Holdings”), which, at the time, owned approximately 97% of MacDermid. As a result, we became a holding company for the MacDermid business. We acquired the remaining 3% of MacDermid on March 4, 2014. Concurrently with the closing of the MacDermid Acquisition, we changed our name to Platform Specialty Products Corporation. On January 22, 2014, we changed our jurisdiction of incorporation from the British Virgin Islands to Delaware, and on January 23, 2014, our shares of common stock began trading on the NYSE under the ticker symbol “PAH.”

Our Business

We operate our business in two reportable business segments, Performance Applications and Agricultural Solutions, as described below:

Performance Applications

Our Performance Applications segment formulates and markets dynamic chemistry solutions that are used in electronics, automotive production, oil and gas production, drilling, commercial packaging and printing. Our products include surface and coating materials, water-based hydraulic control fluids and photopolymers. We sell these products worldwide. In conjunction with the sale of these products, we provide extensive technical service and support to ensure superior performance of their application.

Within this segment, we provide specialty chemicals to the following industries: Electronics, Industrial, Offshore and Commercial Packing and Printing. For the electronics industry, we design and formulate a complete line of proprietary “wet” dynamic chemistries that our customers use to process the surface of the printed circuit boards and other electronic components they manufacture. For our industrial customers, our dynamic chemistries are used for finishing, cleaning and providing surface coatings for a broad range of metal and non-metal surfaces, which improve the performance or look of a component of an industrial part or process. For the offshore industry, we produce water-based hydraulic control fluids for major oil companies and drilling contractors for offshore deep water production and drilling applications. For the commercial packaging and printing industries, we produce photopolymers through an extensive line of flexographic plates, used to produce printing plates for transferring images onto commercial packaging, including packaging for consumer food products, pet food bags, corrugated boxes, labels and beverage containers. In addition, we also produce photopolymer printing plates for the flexographic and letterpress newspaper and publications markets.

Agricultural Solutions

Our Agricultural Solutions segment is based on a solutions-oriented business model that focuses on product innovation to address an ever-increasing need for higher crop yield and quality. We offer a wide variety of proven plant health and pest control products to growers, which are comprised of specific target applications in the following major product lines: adjuvants, fungicides, herbicides, home applications (home and garden and ectoparasiticides), insecticides, miticides, plant growth regulators, and seed treatments. We refer to herbicides, insecticides, fungicides and seed treatment categories, based on patented or proprietary off-patent active ingredients (“AIs”), as our Global Value Added Portfolio (“GVAP”). Our product portfolio also includes biosolutions (biostimulants, innovative nutrition and biocontrol), and regional off-patent AIs that complement its principal product lines. In addition, we offer certain non-crop products, including animal health products, such as honey bee protective miticides and certain veterinary vaccines.

We sell our products worldwide. Because our segments utilize shared facilities and administrative resources but offer products that are distinct from one another, we make decisions about how to manage our operations by reference to each segment and not with respect to the underlying products or geographic regions that comprise each segment.

Recent Developments

On May 31, 2015, we entered into a merger agreement (the “Merger Agreement”) with OM Group, Inc. (“OM Group”) and affiliates of Apollo Global Management (collectively and each individually, “Apollo”) and a purchase and separation agreement with Apollo pursuant to which Apollo will first acquire OM Group in its entirety, and then subsequently sell to us OM Group’s Electronic Chemicals and Photomasks businesses (the

“OM Businesses” and the acquisition by us of the OM Businesses, the “OMG Acquisition”). The OMG Acquisition will take place in two stages: we expect to first acquire all of the OM Businesses, other than its Malaysian subsidiary, immediately after Apollo’s acquisition of OM Group, currently expected to occur during the third quarter of 2015, and then subsequently to acquire such Malaysian subsidiary during the first quarter of 2016. The total purchase price to us (subject to purchase price adjustments) is $367 million.

Apollo’s acquisition of OM Group is subject to certain customary closing conditions, including approval of the acquisition by the OM Group stockholders, expiration or termination of any applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and other consents and approvals required under applicable U.S. and foreign antitrust laws. The first stage of the OMG Acquisition is subject only to the consummation of Apollo’s acquisition of OM Group, and the second stage of the transaction is subject to additional standard closing conditions, including the absence of a material adverse effect with respect to the Malaysian subsidiary. The Merger Agreement also provides for a 35-day “go-shop” period, which expires July 5, 2015, during which OM Group is entitled to solicit other offers.

We are a party to certain financing commitment letters (collectively, the “Debt Commitment Letter”) with Barclays Bank PLC, Credit Suisse AG, Cayman Islands Branch and/or their affiliates, which provide debt financing of up to $375 million to consummate the OMG Acquisition. The Debt Commitment Letter provides that such commitment will be reduced on a dollar-for-dollar basis by the amount of Shares we issue in this offering. To the extent we raise less than $350 million pursuant to this offering, we intend to pay for the remaining consideration required through a combination of cash on hand and borrowings under our existing Credit Agreement dated April 12, 2007 (as amended and/or restated, the “Amended and Restated Credit Agreement”), in accordance with the terms of the Debt Commitment Letter.

If the Merger Agreement is terminated due to our or Apollo’s failure to obtain our or its respective financing for the transaction (and under certain other limited circumstances), (i) we and Apollo will be required to pay OM Group our respective pro rata portion of a reverse termination fee to OM Group equal to $62.7 million (and the party responsible for such termination of the Merger Agreement will be required to reimburse the other party for its or their pro rata portion of the amount paid to OM Group) and (ii) the party responsible for such termination of the Merger Agreement will be required to reimburse the other party for its fees and expenses up to $7.5 million. If the Merger Agreement is terminated due to the failure to obtain certain regulatory approvals for the OMG Acquisition, we may be required to reimburse OM Group for its fees and expenses up to $7.5 million, and to pay to Apollo its fees and expenses up to $7.5 million.

We believe the proposed OMG Acquisition is in line with our business strategy of growing into niche markets. OM Group’s Electronic Chemicals business is similar to our legacy MacDermid electronic chemical and surface treatment businesses. It develops, produces and supplies chemicals for electronic and industrial applications. OM Group’s Photomasks products are used by customers to produce semiconductors and related products.

The closing of this offering is not conditioned on, and is expected to be consummated before, the closing of the OMG Acquisition.

Risks Relating to Our Business

Our business is subject to a number of risks of which you should be aware before you decide to invest in our common stock. In particular, you should consider the following risks, which are discussed more fully in our annual report on Form 10-K for the fiscal year ended December 31, 2014 incorporated herein by reference:

•	our business model depends on our ability to consummate future acquisitions and to successfully integrate acquisitions into our business;

•	our substantial indebtedness may adversely affect our cash flow and our ability to operate our business and fulfill our obligations under our indebtedness;

•	our business and results of operations depends on our ability to protect and preserve our intellectual property rights;

•	conditions in the global economy may directly adversely affect our substantial international operations and financial condition;

•	our business is significantly influenced by trends and characteristics in the specialty chemical industry and the printing industry;

•	agrochemical products are highly regulated by governmental agencies in countries where we do business; and

•	our business involves chemicals manufacturing, which is inherently hazardous and could result in material costs relating to regulatory compliance or liabilities.

These risks, among others, may have an adverse effect on our business, which could cause the trading price of our common stock to decline and result in a loss of all or a portion of your investment.

Corporate Information

Our principal executive offices are located at 1450 Centrepark Boulevard, Suite 210, West Palm Beach, FL 33401 and our telephone number is (561) 207-9600. We maintain a website at www.platformspecialtyproducts.com where general information about us is available. Information on, or accessible through, our website is not part of this prospectus.

THE OFFERING

Shares offered by us	Shares

Common Stock to be outstanding immediately after this offering	Shares

Option to purchase additional shares	We have granted the underwriters a 30-day option to purchase up to additional shares of our common stock pursuant to their option to purchase additional shares.

Use of Proceeds	We intend to use the net proceeds of this offering to fund working capital and future acquisitions including, if consummated, a portion of the consideration and related fees payable in connection with the OMG Acquisition. The OMG Acquisition is currently the only future acquisition for which we have executed a purchase agreement. The OMG Acquisition, to the extent that it closes, is expected to close in two parts, with the first closing expected to occur during the third quarter of 2015 and the second closing expected to occur during the first quarter of 2016, in each case, subject to customary closing conditions. The closing of this offering is not conditioned on, and is expected to be consummated before, the closing of the OMG Acquisition. See “Use of Proceeds.”

Dividend policy	We have never paid any cash dividends on our common stock. We intend to retain earnings to fund our working capital needs and growth opportunities and do not intend to pay any cash dividends.

Holders of Series A preferred stock (the “Series A Preferred Stock”) are entitled to receive an annual stock dividend based on the appreciated stock price compared to the highest dividend price previously used in calculating the Series A Preferred Stock dividends.

In addition, no dividend may be declared on any other series of preferred stock, other than the Series A Preferred Stock, or common stock without the prior approval of a majority of the holders of the Series B convertible preferred stock (the “Series B Preferred Stock”).

Market for our Common Stock	Our shares of common stock are currently listed on the NYSE.

NYSE ticker symbol	“PAH”

Risk Factors	An investment in our common stock is speculative and involves a high degree of risk. Please refer to the information contained under the caption “Risk Factors” and other information included and incorporated by reference in this prospectus for a discussion of factors you should carefully consider before investing in our common stock.

Unless otherwise indicated, the information presented in this prospectus:

•	assumes no exercise by the underwriters of their option to purchase up to additional shares of our common stock; and

•	excludes, in reference to the number of shares of common stock outstanding after this offering, (i) 2,000,000 shares of our common stock issuable upon the conversion of shares of Series A Preferred Stock; (ii) 22,107,590 shares of our common stock issuable upon the conversion of shares of Series B Preferred Stock; (iii) 8,344,199 shares of our common stock issuable upon exchange of shares of common stock of our subsidiary, Platform Delaware Holdings, Inc.; (iv) 175,000 shares of our common stock issuable upon exercise of options; (v) 14,563,258 shares of our common stock currently available under our Platform Specialty Products Corporation Amended and Restated 2013 Incentive Compensation Plan (the “2013 Plan”) (subject to increase in accordance with the terms of such plan); (vi) 927,500 shares of our common stock underlying restricted stock units (“RSUs”) issued under the 2013 Plan; and (vii) 5,152,849 shares of common stock available under our Platform Specialty Products Corporation 2014 Employee Stock Purchase Plan (the “2014 ESPP”).

SUMMARY FINANCIAL DATA

The following table presents summary consolidated historical financial data for us and our Predecessor as of the dates and for each of the periods indicated. The summary consolidated historical data for the Successor 2014 Period and the Successor 2013 Period and as of December 31, 2014 and December 31, 2013 have been derived from our audited consolidated financial statements incorporated by reference in this prospectus. The summary consolidated historical data for our Predecessor for each of the Predecessor 2012 Period and the Predecessor 2013 Period, have been derived from the audited consolidated financial statements of our Predecessor incorporated by reference in this prospectus. The summary consolidated historical data for the Successor 2015 Three-Month Period and as of March 31, 2015 and the Successor 2014 Three-Month Period and as of March 31, 2014, have been derived from our unaudited condensed consolidated interim financial statements incorporated by reference in this prospectus. The summary consolidated historical financial data for such interim periods contain all normal recurring adjustments that, in the opinion of management, are necessary for a fair presentation of the financial information set forth in those statements.

The summary pro forma condensed consolidated balance sheet as of March 31, 2015 gives effect to the Shares offered hereby as if the offering had been consummated on March 31, 2015. The summary pro forma condensed consolidated statement of operations for the year ended December 31, 2014 gives effect to the CAS and Arysta Acquisitions as if they had been consummated on January 1, 2014. The summary pro forma condensed consolidated statement of operations for the three-months ended March 31, 2015 gives effect to the Arysta Acquisition as if it had been consummated on January 1, 2014.

The OM Businesses’ method of calculating its Adjusted EBITDA differs from our method of calculating Adjusted EBITDA and, as a result, the financial information and synergies indicated below may not be comparable and/or indicative of our future results of operations. As such, you are cautioned not to place undue reliance on this information.

The summary historical consolidated financial data included below is not necessarily indicative of future results and should be read in conjunction with “Capitalization” as well as our consolidated financial statements, CAS’ combined financial statements, Arysta’s consolidated financial statements, and the respective notes thereto, in each case, incorporated by reference in this prospectus.

	Predecessor		Successor		Pro Forma Combined Successor and Predecessor	Successor						Pro Forma
	Year Ended December 31, 2012	Period from January 1, 2013 to October 31, 2013	Period from Inception (April 23, 2013) to December 31, 2013		Year Ended December 31, 2013	Year Ended December 31, 2014		Three- Months Ended March 31, 2014		Three- Months Ended March 31, 2015		Year Ended December 31, 2014	Three- Months Ended March 31, 2015
Statement of Operations Data (in millions)
Net sales	$731.2	$627.7	$118.2		$746.0	$843.2		$183.7		$534.8		$2,755.9	$622.3
Cost of sales	376.1	304.9	82.5		366.8	446.6		99.5		327.7		1,697.8	346.0

Gross profit	355.1	322.8	35.7		379.2	396.6		84.2		207.1		1,058.1	276.3
Total operating expenses	240.0	231.1	231.3		275.5	387.1		80.2		204.9		922.4	228.7

Operating profit (loss)	115.1	91.7 (1)	(195.6	)(2)	103.7	9.5	(3)	4.0	(4)	2.2	(5)	135.7	47.6
Other (expense) income	(44.1)	(65.2)	(5.8)		(49.9)	(40.4)		(7.8)		(3.8)		(213.2)	(34.6)

(Loss) income before income taxes, non-controlling interests and accrued payment-in-kind dividends on cumulative preferred shares	71.0	26.5 (1)	(201.4	)(2)	53.8	(30.9	)(3)	(3.8	)(4)	(1.6	)(5)	(77.5)	13.0
Income tax benefit (provision)	(24.7)	(13.0)	5.8		(23.2)	6.7		(2.1)		(24.7)		(38.4)	(42.3)

Net income (loss)	46.3	13.5 (1)	(195.6	)(2)	30.6	(24.2	)(3)	(5.9	)(4)	(26.3	)(5)	(115.9)	(29.3)
Net loss (income) attributable to non-controlling interest	(0.3)	(0.3)	1.4		0.2	(5.7)		(1.5)		(0.4)		(14.2)	(0.5)

Net (loss) income attributable to Platform	46.0	13.2	(194.2)		30.8	(29.9)		(7.4)		(26.7)		(130.1)	(29.8)
Accrued payment-in-kind dividend on cumulative preferred shares	(44.6)	(22.4)	—		—	(232.7)		—		—		(232.7)	—

Net (loss) income attributable to common stockholders	$1.4	$(9.2)	$(194.2)		$30.8	$(262.6)		$(7.4)		$(26.7)		$(362.8)	$(29.8)

Other Financial Data (in millions)
Adjusted EBITDA (8)	$162.6	$152.7	$27.4			$212.2		$46.3		$131.0		$606.1 (6)	$133.8 (7)

	Successor			Pro Forma
	As of December 31, 2013	As of December 31, 2014	As of March 31, 2015	As of March 31, 2015
Balance Sheet Data (in millions)
Cash and cash equivalents	$123.0	$397.3	$297.3	$637.8
Restricted cash	—	600.0	—	—
Working capital	263.8	1,335.8	982.9	1,323.4
Total assets	2,260.2	4,557.6	8,067.9	8,408.4
Total debt, excluding capital lease obligations and revolving credit facilities	751.3	1,413.7	3,440.5	3,440.5
Total equity	1,115.1	2,552.6	2,126.7	2,467.2

(1)	Includes the following significant items related to the MacDermid Acquisition affecting comparability in the Predecessor 2013 Period:

•	transaction costs, primarily comprised of professional fees and fees paid to Predecessor shareholders resulting from management fees payable in conjunction with consummation of the MacDermid Acquisition of $16.9 million; and

•	deemed compensation expense related to pre-acquisition share awards of approximately $9.3 million.

(2)	Includes the following significant items related to the MacDermid Acquisition affecting comparability in the Successor 2013 Period:

•	non-cash charge related to the Series A Preferred Stock dividend rights of $172.0 million;

•	purchase accounting adjustment of $23.9 million charged to cost of sales for the manufacturer’s profit in inventory adjustment; and

•	transaction costs, primarily comprised of professional fees, of $15.2 million.

(3)	Includes the following significant items related to the MacDermid and CAS Acquisitions affecting comparability in the Successor 2014 Period:

•	purchase accounting adjustment of $35.5 million charged to cost of sales for the manufacturer’s profit in inventory adjustment;

•	non-cash fair value adjustment to long-term contingent consideration of $29.1 million; and

•	transaction costs, primarily comprised of professional fees, of $47.8 million.

(4)	Includes the following significant items related to the MacDermid and CAS Acquisitions affecting comparability in the Successor 2014 Three-Month Period:

•	purchase accounting adjustment of $12.0 million charged to cost of sales for the manufacturer’s profit in inventory adjustment; and

•	non-cash fair value adjustment to long-term contingent consideration of $13 million.

(5)	Includes the following significant items related to the Arysta and CAS Acquisitions affecting comparability in the Successor 2015 Three-Month Period:

•	purchase accounting adjustment of $36.1 million charged to cost of sales for the manufacturer’s profit in inventory adjustment; and

•	transaction costs, primarily comprised of professional fees, of $31.3 million.

(6)	The pro forma year ended December 31, 2014 Adjusted EBITDA results exclude (i) Adjusted EBITDA of the OM Businesses of approximately $28.3 million for such period, (ii) Adjusted EBITDA of Agriphar for the nine-months prior to its acquisition of approximately $40.2 million, (iii) any synergies that may be achieved as a result of the combination of businesses in our Agricultural Solutions segment, which we anticipate to be approximately $80 million annually (to be phased in over a period of three years), (iv) any synergies that may be achieved as a result of the OMG Acquisition, which we anticipate to be approximately $20 million annually (to be phased in over a period of two years, with a majority to be achieved by the end of the first year), and (v) approximately three months of Adjusted EBITDA of Laboratoires Goëmar (“Goëmar”), which was acquired by Arysta in the first quarter of 2014.

(7)	The pro forma three-months ended March 31, 2015 Adjusted EBITDA results exclude (i) Adjusted EBITDA of the OM Businesses of approximately $5.9 million for such period, (ii) the synergies described above for our Agricultural Solutions segment, other than $5 million of such synergies which were achieved during the three-months ended March 31, 2015, (iii) the synergies described above that may be achieved as result of the OMG Acquisition, and (iv) approximately three months of Adjusted EBITDA of Goëmar, which was acquired by Arysta in the first quarter of 2014.

(8)	We present Adjusted EBITDA as a supplemental measure of our performance. We define Adjusted EBITDA as net income (loss) plus income tax provision (benefit), interest expense (net) and depreciation and amortization expense, with adjustments, which include adjustments recorded in connection with the Prior Acquisitions. The use of Adjusted EBITDA is considered relevant to the analysis of Platform’s results (net) aside from the material impact of the charges associated with the Prior Acquisitions. We believe Adjusted EBITDA is useful to investors because it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. Our investors regularly request Adjusted EBITDA as a supplemental analytical measure to, and in conjunction with, our GAAP financial data. We understand that these investors use Adjusted EBITDA, among other things, to assess our period-to-period operating performance and to gain insight into the manner in which management analyzes operating performance. In addition, we believe that Adjusted EBITDA is useful in evaluating our operating performance compared to that of other companies in our industry because the calculation of Adjusted EBITDA generally eliminates the effects of financing and income taxes and the accounting effects of capital spending and acquisitions, which items may vary for different companies for reasons unrelated to overall operating performance. Although we believe that Adjusted EBITDA can make an evaluation of our operating performance more consistent because it removes items that do not reflect our core operations, investors should not place undue reliance on Adjusted EBITDA as measures of operating performance. In evaluating Adjusted EBITDA, investors should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments presented herein. Our presentation of Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

Adjusted EBITDA has limitations as an analytical tool. Some of these limitations are:

•	Adjusted EBITDA does not reflect our cash expenditures, or future requirements, for capital expenditures or contractual commitments;

•	Adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

•	Adjusted EBITDA does not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debts;

•	although depreciation is a non-cash charge, the assets being depleted and depreciated will have to be replaced in the future;

•	non-cash compensation is and will remain a key element of our overall long-term incentive compensation package;

•	Adjusted EBITDA does not reflect the impact of certain cash charges resulting from matters we consider not to be indicative of our ongoing operations; and

•	other companies in our industry may calculate Adjusted EBITDA differently than we do, limiting its usefulness as a comparative measure.

Because of these limitations, Adjusted EBITDA should not be considered in isolation or as a substitute for performance measures calculated in accordance with GAAP. We compensate for these limitations by relying primarily on our GAAP results and using Adjusted EBITDA only supplementally.

The following table reconciles Net Income to Adjusted EBITDA for the periods indicated:

	Predecessor			Successor						Pro Forma
(in millions)	Year Ended December 31, 2012	Period from January 1, 2013 to October 31, 2013		Period from Inception (April 23, 2013) to December 31, 2013	Year Ended December 31, 2014		Three- Months Ended March 31, 2014	Three- Months Ended March 31, 2015		Year Ended December 31, 2014(j)		Three- Months Ended March 31, 2015(k)
Net income (loss) attributable to common stockholders	$46.0	$13.2		$(194.2)	$(29.9)		$(7.4)	$(26.7)		$(130.1)		$(29.8)
Adjustments to reconcile net income (loss):
Income tax expense (benefit)	24.7	13.0		(5.8)	(6.7)		2.1	24.7		38.4		42.3
Interest expense	49.7	46.3		5.5	38.7		7.8	40.4		207.0		58.9
Depreciation and amortization	42.2	32.8		12.8	88.0		16.9	47.9		255.2		62.9
Non-cash charges related to preferred dividend rights	—	—		172.0 (a)	—		—	—		—		—
Total foreign exchange related (gains) losses, net	(5.7)	(1.1)		—	—		—	(24.1)		11.4		(11.3)
Equity based compensation	0.2	9.3		0.5	1.3		—	—		1.3		2.0
Restructuring and related expenses	1.2	4.5		3.5	3.0		—	—		3.0		1.3
Manufacturer’s profits in inventory (purchase accounting)	—	—		23.9 (b)	35.5	(c)	12.0	36.1	(d)	96.5	(d)	—
Non-cash fair value adjustment to contingent consideration	—	—		(0.7)	29.1	(e)	13.0	2.7	(e)	29.1	(e)	2.7 (e)
Acquisition transaction costs	—	16.9	(f)	15.2 (f)	47.8	(g)	—	31.3	(g)	7.5	(g)	8.4
Impairment losses	—	—		—	—		—	—		35.4	(h)	—
Debt Extinguishment	—	18.8	(i)	—	—		—	—		—		—
Other	4.3	(1.0)		(5.3)	5.4		1.9	(1.3)		51.4		(3.6)

Adjusted EBITDA	$162.6	$152.7		$27.4	$212.2		$46.3	$131.0		$606.1	(l)	$133.8 (m)

(a)	Non-cash charge related to the Series A Preferred Stock dividend rights in connection with the MacDermid Acquisition.
(b)	Adjustment to reverse manufacturer’s profit in inventory purchase accounting adjustment associated with the MacDermid Acquisition.

(c)	Adjustment to reverse manufacturer’s profit in inventory purchase accounting adjustment associated with the MacDermid and CAS Acquisitions.
(d)	Adjustment to reverse manufacturer’s profit in inventory purchase accounting adjustment associated with the MacDermid, CAS and Arysta Acquisitions.
(e)	Adjustment to fair value of contingent consideration in connection with the MacDermid Acquisition primarily associated with achieving the share price targets.
(f)	Adjustment to reverse deal costs in connection with the MacDermid Acquisition.
(g)	Adjustment to reverse deal costs in connection with the Arysta, CAS and other acquisitions.
(h)	Adjustment to reverse impairment charge on certain product registration rights for Arysta.
(i)	Adjustment to reverse debt extinguishment charge in connection with debt incurred as a result of Predecessor recapitalization.
(j)	Certain adjustments to pro forma EBITDA for the year ended December 31, 2014 are comprised of the following:

	Historical	Arysta	CAS	Total
Depreciation and amortization expense
Historical depreciation and amortization expense	88.0	68.1	13.5	169.6
Pro forma incremental depreciation expense	—	3.2	0.3	3.5
Pro forma incremental amortization expense	—	52.6	29.5	82.1

Total depreciation and amortization expense				255.2

Interest expense
Historical interest expense	38.8	116.4	—	155.2
Pro forma interest expense—senior unsecured notes	—	100.7	—	100.7
Pro forma interest expense—senior secured credit facility	—	35.0	20.1	55.1
IFRS adjustments	—	(3.9)	—	(3.9)
Debt not assumed on transaction	—	(100.0)	(0.1)	(100.1)

Total interest expense				207.0

Foreign exchange
Foreign currency loss	—	17.0	2.9	19.9
Foreign currency gain	—	—	(8.5)	(8.5)

Total foreign exchange loss				11.4

Other
Dividend income IFRS conversion adjustments	—	3.9	—	3.9
Brazilian accounts receivable securitization	—	—	(1.0)	(1.0)
Equity earnings	—	(0.7)	(0.1)	(0.8)
Credit agreement adjustments*	—	36.0	—	36.0
Loss (gain) on disposal of fixed assets	—	(0.6)	—	(0.6)
Historical non controlling interest	5.7	8.5	—	14.2
Pension curtailment	(0.3)	—	—	(0.3)

Total other				51.4

Income tax expense (benefit)
Historical tax expense (benefit)	(6.7)	49.9	42.2 **	85.4
Effect of pro forma adjustments	—	(42.0)	(15.6)	(57.6)
IFRS conversion tax impacts	—	10.6	—	10.6

Total income tax expense (benefit)				38.4

*	Credit agreement adjustments include Arysta adjustments of $27.7 million related to unusual and non-recurring charges with respect to its previously contemplated initial public offering and $6.0 million related to unusual and non-recurring charges with respect to its various merger and acquisition related activity.
**	CAS historical tax expense (benefit) is comprised of $38.1 million for the nine-months ended September 30, 2014 and $4.1 million for the one-month ended October 31, 2014.

(k)	Certain adjustments to pro forma EBITDA for the three-months ended March 31, 2015 are comprised of the following:

	Historical	Arysta	Total
Depreciation and amortization expense
Historical depreciation and amortization expense	47.9	10.1	58.0
Pro forma incremental depreciation expense	—	0.4	0.4
Pro forma incremental amortization expense	—	4.5	4.5

Total depreciation and amortization expense			62.9

Interest expense
Historical interest expense	40.4	44.6	85.0
Pro forma interest expense—senior unsecured notes	—	9.4	9.4
Pro forma interest expense—senior secured credit facility	—	4.3	4.3
IFRS Adjustments	—	1.7	1.7
Debt not assumed on transaction	—	(41.5)	(41.5)

Total interest expense			58.9

Foreign exchange
Foreign currency gains on external debt	(21.2)	—	(21.2)
Foreign currency gains on intercompany debt	(1.7)	—	(1.7)
Gain on settlement forward currency contracts	(1.2)	—	(1.2)
Foreign exchange gain	—	(2.2)	(2.2)
Foreign exchange losses	—	15.0	15.0

Total foreign exchange gain			(11.3)

Income tax expense (benefit)
Historical tax expense (benefit)	24.7	(2.1)	22.6
Effect of pro forma adjustments	—	20.9	20.9
IFRS conversion tax impacts	—	(1.2)	(1.2)

Total income tax expense (benefit)			42.3

(l)	The pro forma year ended December 31, 2014 Adjusted EBITDA results exclude (i) Adjusted EBITDA of the OM Businesses of approximately $28.3 million for such period, (ii) Adjusted EBITDA of Agriphar for the nine-months prior to its acquisition of approximately $40.2 million, (iii) any synergies that may be achieved as a result of the combination of businesses in our Agricultural Solutions segment, which we anticipate to be approximately $80 million annually (to be phased in over a period of three years), (iv) any synergies that may be achieved as a result of the OMG Acquisition, which we anticipate to be approximately $20 million annually (to be phased in over a period of two years, with a majority to be achieved by the end of the first year), and (v) approximately three months of Adjusted EBITDA of Goëmar, which was acquired by Arysta in the first quarter of 2014.

(m)	The pro forma three-months ended March 31, 2015 Adjusted EBITDA results exclude (i) Adjusted EBITDA of the OM Businesses of approximately $5.9 million for such period, (ii) the synergies described above for our Agricultural Solutions segment, other than $5 million of such synergies which were achieved during the three-months ended March 31, 2015, (iii) the synergies described above that may be achieved as result of the OMG Acquisition, and (iv) approximately three months of Adjusted EBITDA of Goëmar, which was acquired by Arysta in the first quarter of 2014.

RISK FACTORS

Any investment in the Shares is speculative and involves a high degree of risk. Before making an investment decision, you should read carefully (i) this entire prospectus including the risks and uncertainties described below, (ii) all other information contained in and incorporated by reference in this prospectus, including the risks and uncertainties described under “Risk Factors” in our annual report on Form 10-K for the year ended December 31, 2014 and in our subsequent filings with the SEC, (iii) the other documents to which we refer and (iv) our financial statements and notes to those financial statements. Additional risks and uncertainties that are currently unknown to us or that we currently consider to be immaterial may also adversely impair our business or adversely affect our financial condition or results of operations. If any of the events described below or in the risk factors incorporated by reference in this prospectus occurs, our business, financial condition or results of operations could be materially and adversely affected. If that were to happen, the trading price of our common stock could decline, and you could lose all or part of your investment.

This prospectus contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors. See “Information Regarding Forward-Looking Statements” for information relating to these forward-looking statements.

Risks Relating to this Offering and Ownership of our Common Stock

We have numerous equity instruments outstanding that would require us to issue additional shares of common stock. Therefore, you may experience significant dilution of your ownership interests and the future issuance of additional shares of our common stock, or the anticipation of such issuances, could have an adverse effect on our stock price.

We have numerous equity instruments outstanding that would require us to issue additional shares of our common stock. Depending on the equity instrument, these additional shares may either be issued for no additional consideration or based on a fixed amount of additional consideration. Specifically, as of June 15, 2015, we had outstanding the following:

•	2,000,000 shares of Series A Preferred Stock which are convertible into shares of our common stock, on a one-for-one basis, at any time at the option of the holder;

•	600,000 shares of Series B Preferred Stock, issued on February 13, 2015 in connection with the Arysta Acquisition and which are convertible into up to 22,107,590 shares of our common stock at any time at the option of the seller. Each share of Series B Preferred Stock that is not previously converted to common stock will be subject to automatic redemption on the first to occur of (a) October 20, 2016, or (b) the occurrence of a merger including a change of control of Platform, the sale of all or substantially all of the assets or subsidiaries of Platform or a bankruptcy or liquidation of Platform;

•	8,344,199 exchange rights which will require us to issue shares of our common stock for shares of common stock of our subsidiary, Platform Delaware Holdings, Inc., at the option of the holder, on a one-for-one basis, at 25% per year beginning on October 31, 2014;

•	175,000 options which are exercisable to purchase shares of our common stock, on a one-for-one basis, at any time at the option of the holder; and

•	927,500 RSUs which were granted to employees under our 2013 Plan. Each RSU represents a contingent right to receive one (1) share of our common stock.

We also have approximately 14,563,258 shares of our common stock currently available under our 2013 Plan (subject to increase in accordance with the terms of such plan) and an additional 5,152,849 shares of our common stock currently available under our 2014 ESPP.

In addition, the holders of our Series A Preferred Stock are entitled to receive dividends on the Series A Preferred Stock in the form of shares of our common stock. On December 31, 2014, we approved a stock dividend of 10,050,290 shares of our common stock with respect to the Series A Preferred Stock, which represented 20% of the appreciation of the market price of our common stock over the $10.00 price in our May 22, 2013 initial public offering in the United Kingdom, multiplied by the total shares offered in that initial public offering. The dividend price was $22.85 (calculated based upon the average of the last ten trading days of the year’s volume weighted average share prices), and the shares were issued on January 2, 2015 based on the volume weighted average price of $23.16 on December 31, 2014. In subsequent years, the dividend amount will be calculated based on the appreciated stock price compared to the highest dividend price previously used in calculating the Series A Preferred Stock dividends. Such issuance of common stock as stock dividend could have a dilutive impact on, and reduce the value of, our outstanding common stock.

We may also issue additional shares of our common stock or other securities that are convertible into or exercisable for our common stock in connection with future acquisitions, future issuances of our securities for capital raising purposes or for other business purposes. Future sales of substantial amounts of our common stock, or the perception that sales could occur, could have a material adverse effect on the price of our common stock.

We have broad discretion in the use of the net proceeds from this offering and our existing cash and may not use them effectively.

Our management will have broad discretion in the application of the net proceeds from this offering as well as our existing cash, and you will be relying on the judgment of our management regarding such application. You will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. Our management might not apply the net proceeds or our existing cash in ways that ultimately increase the value of your investment. If we do not invest or apply the net proceeds from this offering or our existing cash in ways that enhance stockholder value, we may fail to achieve expected financial results, which could cause our stock price to decline.

We may issue preferred stock in the future, and the terms of the preferred stock may reduce the value of our common stock.

Our board of directors (the “Board”) is authorized to create and issue one or more additional series of preferred stock, and, with respect to each series, to determine the number of shares constituting the series and the designations and the powers, preferences and rights, and the qualifications, limitations and restrictions thereof, which may include dividend rights, conversion or exchange rights, voting rights, redemption rights and terms and liquidation preferences, without stockholder approval. If we create and issue one or more additional series of preferred stock, it could affect your rights or reduce the value of our outstanding common stock. Our Board could, without stockholder approval, issue preferred stock with voting and other rights that could adversely affect the voting power of the holders of our common stock and which could have certain anti-takeover effects.

We cannot assure you that we will declare dividends or have the available cash to make dividend payments.

To the extent we intend to pay dividends on our common stock, we will pay such dividends at such times (if any) and in such amounts (if any) as our Board determines appropriate and in accordance with applicable law. We are also subject to certain restrictions in our financing arrangements which may prohibit or limit our ability to pay dividends. Additionally, for so long as any shares of Series B Preferred Stock are outstanding, no dividend or distribution may be declared or paid or set aside for payment on all or substantially all the outstanding shares of any other series of preferred stock, other than the Series A Preferred Stock, or common stock without the prior vote or written consent of the holders of at least a majority of the shares of Series B Preferred Stock then outstanding, voting separately as a single class. We therefore can give no assurance that we will be able to pay dividends going forward or as to the amount of such dividends, if any.

We operate as a holding company and our principal source of operating cash is income received from our subsidiaries.

We are a holding company and do not have any material assets or operations other than ownership of equity interests of our subsidiaries. Our operations are conducted almost entirely through our subsidiaries, and our ability to generate cash to meet our obligations or to pay dividends is highly dependent on the earnings of, and receipt of funds from, our subsidiaries through dividends or intercompany loans. As a result, we are dependent on the income generated by our subsidiaries to meet our expenses and operating cash requirements. The amount of distributions and dividends, if any, which may be paid from our subsidiaries to us will depend on many factors, including results of operations and financial condition, limits on dividends under applicable law, its constitutional documents, documents governing any indebtedness of the respective subsidiary, and other factors which may be outside our control. If our subsidiaries are unable to generate sufficient cash flow, we may be unable to pay our expenses or make distributions and dividends on our shares of common stock.

We are governed by Delaware law, which has anti-takeover implications.

We are governed by Delaware law. The application of Delaware law to us may have the effect of deterring hostile takeover attempts or a change in control. In particular, Section 203 of the Delaware General Corporation Law imposes certain restrictions on merger, business combinations and other transactions between us and holders of 15% or more of our common stock. A Delaware corporation may opt out of that provision either with an express provision in its original certificate of incorporation or in an amendment to its certificate of incorporation or by-laws approved by its stockholders. We have not opted out of this provision. Section 203 could prohibit or delay mergers or other takeover or change in control attempts and, accordingly, may discourage attempts to acquire us.

Volatility of our stock price could adversely affect our stockholders.

The market price of our common stock could also fluctuate significantly as a result of:

•	quarterly variations in our operating results;

•	interest rate changes;

•	changes in the market’s expectations about our operating results;

•	our operating results failing to meet the expectation of management, securities analysts or investors in a particular period;

•	changes in financial estimates and recommendations by securities analysts concerning our company or our industry in general;

•	operating and securities price performance of companies that investors deem comparable to us;

•	news reports and publication of research reports relating to our business or trends in our markets;

•	changes in laws and regulations affecting our businesses;

•	announcements or strategic developments, acquisitions and other material events by us or our competitors;

•	sales of substantial amounts of common stock by our directors, executive officers or significant stockholders or the perception that such sales could occur;

•	adverse market reaction to any additional debt we incur in the future;

•	the failure to identify and complete acquisitions in the future or unexpected difficulties or developments related to the integration of recently completed or future acquisitions;

•	actions by institutional stockholders;

•	general economic and political conditions such as recessions and acts of war or terrorism; and

•	the risk factors set forth in this prospectus and other matters discussed herein.

Fluctuations in the price of our common stock could contribute to the loss of all or part of a stockholder’s investment in our Company. Many of the factors listed above are beyond our control. These factors may cause the market price of our common stock to decline, regardless of the financial condition, results of operations, business or prospects of us and our subsidiaries. There can be no assurance that the market price of our common stock will not fall in the future.

Future sales, or the perception of future sales, of our common stock may depress the price of our common stock.

If we or any of our stockholders sell a large number of shares of our common stock, or if we issue a large number of shares of common stock in connection with future acquisitions, financings or other circumstances, the market price of our common stock could decline significantly. Moreover, the perception in the public market that we or our stockholders might sell shares of common stock could depress the market price of those shares.

We cannot predict the size of future issuances of our shares of common stock or the effect, if any, that future issuances or sales of our shares will have on the market price of such shares. Sales of substantial amounts of our shares, including sales by significant stockholders, and shares issued in connection with any additional acquisition, or the perception that such sales could occur, may adversely affect prevailing market prices for our shares of common stock. Possible sales also may make it more difficult for us to sell equity or equity-related securities in the future at a time and price we deem necessary or appropriate.

Risks Relating to our Business

We may not be able to finance and/or consummate future acquisitions or successfully integrate acquisitions into our business.

Part of our strategy is to grow through acquisitions. Consummating acquisitions, including the Prior Acquisitions, or our failure to integrate such businesses successfully or realize the anticipated business opportunities and growth prospects from such acquisitions, could result in unanticipated expenses and losses and may require significant financial resources that would otherwise be available for the ongoing development or expansion of existing operations. Our management might have its attention diverted while trying to integrate operations and corporate and administrative infrastructures and the cost of integration may exceed our expectations. In addition, it is possible that the integration process could result in the disruption of ongoing businesses, tax costs or inefficiencies, or inconsistencies in standards, controls, information technology systems, procedures and policies, any of which could adversely affect our ability to achieve the anticipated benefits of any acquisition, including the Prior Acquisitions, and could harm our financial performance. Business relationships also may be subject to disruption due to acquisition activities as customers, suppliers and others may attempt to negotiate changes in existing business relationships or consider entering into business relationships with parties other than us, including our competitors.

We anticipate that any future acquisitions we pursue as part of our business strategy may be financed through a combination of available cash on hand, operating cash flow, availability under our existing financing arrangements and new capital market offerings. We may not be successful in completing any equity or debt offering in order to fund our growing business, and therefore we may be required to seek a number of alternative financings. If new debt is added to current debt levels, or if we incur other liabilities, including contingent liabilities, in connection with an acquisition, the debt or liabilities could impose additional constraints and requirements on our business and financial performance, which could materially adversely affect our financial condition and operations.

Our substantial indebtedness may adversely affect our cash flow and our ability to operate our business and fulfill our obligations under our indebtedness.

Our substantial indebtedness could have important consequences to you. For example, it could:

•	require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures, dividends, research and development efforts and other general corporate purposes;

•	increase the amount of our interest expense, because our borrowings are at variable rates of interest, which, if interest rates increase, would result in higher interest expense;

•	increase our vulnerability to general adverse economic and industry conditions;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•	limit our ability to make strategic acquisitions, introduce new technologies or exploit business opportunities; and

•	place us at a competitive disadvantage compared to our competitors that have less indebtedness.

In addition, our credit facility and other agreements governing our outstanding debt contain covenants that restrict our operations. These covenants restrict, among other things, our ability to incur additional debt, grant liens, pay cash dividends, enter new lines of business, repurchase our shares of common stock, make certain investments and engage in certain merger, consolidation or asset sale transactions. These restrictions could limit our ability to plan for or react to market conditions, meet extraordinary capital needs or otherwise take actions that we believe are in our best interest.

Our ability to satisfy our debt obligations and to fund any planned capital expenditures, dividends and other cash needs will depend in part upon the future financial and operating performance of our subsidiaries and upon our ability to renew or refinance borrowings. Prevailing economic conditions and financial, business, competitive, legislative, regulatory and other factors, many of which are beyond our control, will affect our ability to make these payments.

If we are unable to generate sufficient cash flow or are otherwise unable to obtain funds necessary to meet required payments of principal, premium, if any, and interest on our indebtedness, or if we otherwise fail to comply with the various covenants in the instruments governing our indebtedness, we could be in default under the terms of the agreements governing such indebtedness and could be required to seek waivers or amendments to our covenants, alternative sources of financing or reductions in expenditures. We may not be able to obtain such waivers, amendments or alternative financings, or if we obtain them, they may not be on terms favorable to us. If we are unable to make payments or refinance our debt or obtain waivers or new financing under these circumstances, we may consider other options, which, if necessary, may not be effected on commercially reasonable terms or at all, including:

•	sales of assets;

•	sales of equity;

•	reduction or delay of capital expenditures, strategic acquisitions, investments and alliances; or

•	negotiations with our lenders to restructure the applicable debt.

If the holders of indebtedness elect to declare all borrowed funds due and/or to terminate their commitments for future funding, those holders could exercise rights, including assuming control over our deposit accounts and/or commencing foreclosure proceedings against our assets, and we could be forced into bankruptcy or liquidation.

We are exposed to intangible asset risk.

We have recorded intangible assets, including goodwill in connection with the Prior Acquisitions. Goodwill represents the excess of the acquisition cost over the amount of recognized identifiable assets and liabilities. We do not amortize goodwill and other intangible assets that have indefinite useful lives; rather, we periodically test them for impairment. Some of the developments which could cause impairment of goodwill or other intangible assets include the failure of a particular business to achieve its expected results of operations, the failure of an acquisition to perform as expected or the strengthening of the currency in which goodwill or another intangible asset has been recorded. Goodwill will be tested for impairment at the reporting unit level annually, or when events or changes in circumstances indicate that goodwill might be impaired.

Our business, results of operations and financial condition could be materially adversely affected by the loss of our executive officers and key employees and the inability to attract and retain appropriately qualified replacements.

Our business involves complex operations and therefore demands a management team and employee workforce that is knowledgeable and expert in many areas necessary for our operations. We are highly dependent on the continuing efforts of our executive officers, particularly Martin E. Franklin, our Founder and Chairman, Daniel H. Leever, our Chief Executive Officer, and Wayne M. Hewett, our President, who make up our “Office of the Chairman.” We believe those officers’ experience in the specialty chemical industry and/or our business has largely contributed to our recent strategic acquisitions of complementary businesses and is important to our future growth strategy.

As a company focused on manufacturing and highly technical customer service, we also rely on our ability to attract and retain skilled employees, including our specialized research and development and sales and service personnel, to maintain our efficient production processes, to drive innovation in our product offerings and to maintain our deep customer relationships. The departure of a significant number of our highly skilled employees or of one or more employees who hold key management positions could have an adverse impact on our operations, including customers choosing to follow an employee or manager to one of our competitors.

We may not realize all of the anticipated benefits from the implementation of our productivity initiatives.

Our productivity initiatives may reduce our workforce. Our decisions as to which reductions and eliminations to make as part of these operational restructuring initiatives may prove to be incorrect, and accordingly, we could adversely affect our ability to operate or grow our business and may negatively impact our results of operations. Further, we may not realize all of the anticipated benefits from productivity initiatives in which we may engage in the future.

Compliance with changing regulation of corporate governance and public disclosure may result in additional expenses.

Changing laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley”), the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, new SEC regulations and NYSE market rules, are creating uncertainty for public companies such as ours. These new or changed laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity. As a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies, which could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We are committed to maintaining high standards of corporate governance and public disclosure. As a result, our efforts to comply with evolving laws, regulations and standards have resulted in, and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.

In addition, compliance with Section 404 of Sarbanes-Oxley and the related regulations regarding our required assessment of our internal controls over financial reporting and our registered public accounting firm’s future audit of that assessment will require the commitment of significant financial and managerial resources, which could have a material adverse effect on our financial position and operating results. If our efforts to comply with new or changed laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to practice, our reputation may also be harmed.

Failure to establish and maintain effective internal controls in accordance with Section 404 of Sarbanes-Oxley could have a material adverse effect on our business and share price.

As a publicly traded company, we are required to document and test our internal control procedures in order to satisfy the requirements of Section 404 of Sarbanes-Oxley, which requires annual management assessments of the effectiveness of our internal control over financial reporting. As we no longer qualify as an “emerging growth company” as defined in the Jumpstart our Business Startups Act of 2012, Section 404 will additionally require, commencing with our annual report on Form 10-K for fiscal year 2015, a report by our independent registered public accounting firm that addresses the effectiveness of our internal control over financial reporting. During the course of our testing, we may identify weaknesses or deficiencies. If such weaknesses or deficiencies are not remediated in time, investors may lose confidence in the accuracy of our financial reporting, which could have a material adverse effect on the price of our common stock. We may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404 of Sarbanes-Oxley and, when applicable to us, our independent public accounting firm may not be able or willing to issue an unqualified report on the effectiveness of our internal control over financial reporting. If we conclude that our internal control over financial reporting is not effective, we cannot be certain as to the timing of completion of our evaluation, testing and remediation actions or their effect on our operations.

Testing and maintaining internal control can divert our management’s attention from other matters that are important to the operation of our business. We also expect the regulations to increase our legal and financial compliance costs, make it more difficult to attract and retain qualified executive officers and members of our Board, particularly to serve on our audit committee, and make some activities more difficult, time consuming and costly.

Our substantial international operations subject us to risks not faced by domestic competitors.

Sales from international markets represent an increasing portion of our net sales. Accordingly, our business is subject to increasing risks related to the different legal, political, social and regulatory requirements and economic conditions of many jurisdictions. Risks inherent to our international operations include the following:

•	foreign customers and distributors may have increased credit risk and different financial conditions, which may necessitate longer payment cycles of accounts receivable or result in increased bad debt write-offs (including due to bankruptcy) or additions to reserves;

•	foreign countries may impose additional withholding taxes or otherwise tax our foreign income, impose tariffs, duties, export controls, import restrictions or adopt other restrictions on foreign trade or investment, including currency exchange controls;

•	foreign exchange controls may delay, restrict or prohibit the repatriation of funds, and any restrictions on the repatriation of funds may result in adverse tax consequences and tax inefficiencies;

•	U.S. export licenses may be difficult to obtain, and the transportation of our products may be delayed or interrupted;

•	general economic and political conditions in the countries in which we operate, including fluctuations in gross domestic product, interest rates, market demand, labor costs and other factors beyond our control, could have an adverse effect on our net sales in those countries; and

•	unexpected adverse changes in foreign laws or in foreign regulatory requirements may occur, including in laws or regulatory requirements pertaining to employee benefits, environmental, health and safety.

We also may face difficulties managing and administering an internationally dispersed business. In particular, the management of our personnel across several countries can present legal, logistical and managerial challenges. Additionally, international operations present challenges related to operating under different business cultures and languages. Our overall success as a global business depends, in part, upon our ability to succeed in different legal, regulatory, economic, social and political conditions.

We have made investments in, and are expanding our business into, emerging markets and biosolutions, which exposes us to certain risks.

Our markets continue to shift from more industrialized nations towards emerging markets which require us to respond to rapid changes in market conditions in these countries. As a result, we may be subject to a variety of risks including economies that may be dependent on only a few products (and therefore subject to significant fluctuations), consumers with limited or fluctuating discretionary spending on which the end users of our products depend, weak legal systems which may affect our ability to enforce our intellectual property and contractual rights, exchange controls, unstable governments and privatization, changes in customs or tax regimes, or other government actions affecting the flow of goods and currency. Accordingly, changes in any of those areas may have significant negative impacts on our financial condition and operating results.

In addition, our investments in biosolutions are risky and may not be profitable. While certain biosolutions products have been in the market for years, biosolutions as a whole is a new and evolving area of its industry without a history against which to measure growth and without an established presence in most markets. Biosolutions products work most effectively when used in combination with agrochemicals and have been used as standalone applications in areas of low pest pressure. The demand for biosolutions products is increasingly driven by the desire to increase yield and quality, coupled with heightened public concern relating to residue on crops for human consumption and feed for animals as well as public demand for new and innovative ways to address crop risks. As with any growing, evolving industry, there is a risk that adoption will not be as robust as we expect. If that happens, we may not see the level of returns on our investment in biosolutions that we anticipate which could materially adversely affect our reputation, financial condition and results of operations.

We are exposed to fluctuations in foreign exchange rates, which may adversely affect our operating results and may significantly affect the comparability of our results between financial periods.

Because we do not manage our foreign currency exposure in a manner that would eliminate the effects of changes in foreign exchange rates on our net sales, cash flows and reported amount of assets and liabilities, our financial performance can be positively or negatively impacted by changes in foreign exchange rates in any given reporting period. Besides currency translation risks, we incur currency transaction risk whenever one of our operating subsidiaries enters into either a purchase or a sales transaction using a different currency from their functional currency. Given the volatility of exchange rates, we cannot assure you that we will be able to effectively manage our currency transaction or translation risks or that any volatility in currency exchange rates will not have an adverse effect on our financial condition or results of operations.

The loss of independent distributors, contract manufacturers or key customers or suppliers could adversely affect our overall sales and profitability.

In our Performance Applications segment, we have key customers, the loss of which may impair our results of operations for the affected earnings periods. The principal products purchased by such customers are surface finishing chemicals and solid sheet printing elements. In addition, we use a variety of specialty and commodity chemicals in our manufacturing processes. Our manufacturing operations depend upon obtaining adequate supplies of raw materials on a timely basis. We typically purchase our major raw materials on a contract or as needed basis from outside sources. The availability and prices of raw materials may be subject to curtailment or change due to, among other things, the financial stability of our suppliers, suppliers’ allocations to other purchasers, interruptions in production by suppliers, new laws or regulations, changes in exchange rates and worldwide price levels (especially for raw materials derived from petrochemical based feedstocks). In some cases, we are limited in our ability to purchase certain raw materials from other suppliers by our supply agreements which contain certain minimum purchase requirements. Additionally, as our supply contracts expire, we may not be able to renew them on terms favorable to us. Our results of operations could be adversely affected if we are unable to obtain adequate supplies of raw materials in a timely manner or if the costs of raw materials increase significantly.

In our Agricultural Solutions segment, we rely on unaffiliated contract manufacturers, both domestically and internationally, to produce certain products or key components of products. There is limited available manufacturing capacity that meets our quality standards and regulatory requirements. If we are unable to arrange for sufficient production capacity among our contract manufacturers or if our contract manufacturers encounter production, quality, financial, or other difficulties (including labor or geopolitical disturbances), we may encounter difficulty in meeting customer demands as the manufacture of our products may not be easily transferable to other sites. In addition, many of our products are developed or distributed through strategic partnerships. Some of our existing formulated products and others currently under development include combinations of proprietary AIs or combinations of AIs with proprietary safeners or adjuvants. Some of these proprietary AIs, safeners, and adjuvants are owned by third parties, and the development and commercialization of such products are carried out through contractual strategic arrangements with such third parties. Strategic partnerships ultimately may not lead to development, registration or commercialization of products or product candidates in the most efficient manner, or at all, which could have an adverse material effect on our business, financial results, and results of operations.

We may also be dependent on a limited number of key suppliers for AIs. We strive to maintain multiple supply sources for each AI; however, in some instances, there is only a single registered source of AIs for certain important products where there is currently no viable alternative source. In addition, we generally do not have long-term supply contracts with AI suppliers for our regional portfolio. If our sources of AI supplies are terminated or affected by adverse prices or other concerns, we may not be able to identify alternate sources of AI supplies to sustain our sales volumes on commercially reasonable terms, or at all.

We also rely on independent distributors within each segment to distribute our products and to assist us with the marketing and sale of certain of our products. There can be no assurance that our distributors will focus adequate resources on selling our products to end users, or will be successful in selling our products, which could materially adversely affect our business.

If we are unable to protect our intellectual property rights, our business and results of operations could be adversely affected.

Our success depends to a significant degree upon our ability to protect and preserve our intellectual property rights and the rights to our proprietary processes, methods, compounds and other technology. Failure to protect our existing intellectual property rights may result in the loss of valuable technologies. We rely on commonly used legal and business protections, but we may be unable to prevent third parties from using our intellectual property and other proprietary information without our authorization, particularly in countries where the laws do not protect our proprietary rights to the same degree as in the United States. A vigorous prosecution of an infringement claim is not always cost effective or practical.

In some cases, we rely upon unpatented proprietary manufacturing expertise, continuing technological innovation and other trade secrets to develop and maintain our competitive position. While we generally will enter into confidentiality agreements with our employees and third parties to protect our intellectual property, our confidentiality agreements could be breached and may not provide meaningful protection for our trade secrets or proprietary manufacturing expertise.

In addition, we rely on both registered and unregistered trademarks to protect our name and brands. Failure by us to adequately maintain the quality of our products and services associated with our trademarks or any loss to the distinctiveness of our trademarks may cause us to lose certain trademark protection. Further, competitors may infringe our trademarks, potentially resulting in litigation.

The failure to protect our intellectual property and other proprietary information (including unsuccessful enforcement proceedings) could have a material adverse effect on our competitive advantages and/or our business, results of operations and share price.

We may experience claims that our products infringe the intellectual property rights of others, which may cause us to incur unexpected costs or prevent us from selling our products.

We seek to improve our business processes and develop new products and applications. Many of our competitors have a substantial amount of intellectual property that we must continually monitor to avoid infringement. We may experience claims that our processes and products infringe issued patents (whether present or future) or other intellectual property rights belonging to others. From time to time, we oppose patent applications that we consider overbroad or otherwise invalid in order to maintain the ability to operate freely in our various business lines without the risk of being sued for patent infringement. If, however, patents are subsequently issued on any such applications by other parties, or if patents belonging to others already exist that cover our products, processes or technologies, we could experience claims for infringement or have to take other remedial or curative actions to continue our manufacturing and sales activities with respect to one or more products. Further, intellectual property litigation is expensive and time-consuming, regardless of the merits of any claim, and could divert our management’s attention from operating our business.

In addition, many of our products directly or indirectly provide critical performance attributes. Our sale of those products therefore involves the risk of product liability claims. If a person were to bring a product liability suit against one of our customers, that customer may attempt to seek contribution from us. A person may also bring a product liability claim directly against us. A successful product liability claim or series of claims against us in excess of our insurance coverage for payments could have a material adverse effect on our financial condition or results of operations. While we endeavor to protect ourselves from such claims and exposures in our contractual negotiations (including through indemnification provisions), we cannot assure you that our efforts in this regard will ultimately protect us from any such claims.

We depend upon our information technology systems.

Our business operations could be disrupted if our information technology systems fail to perform adequately. The efficient operation of our business depends on our information technology systems, some of which are managed by third-party service providers. We rely on our information technology systems to effectively manage our business data, communications, supply chain, order entry and fulfillment, and other business processes. The failure of our information technology systems to perform as we anticipate could disrupt our business and could result in transaction errors, processing inefficiencies, and the loss of sales and customers, causing our business and results of operations to suffer. In addition, our information technology systems may be vulnerable to damage or interruption from circumstances beyond our control, including fire, natural disasters, power outages, systems failures, security breaches, cyber-attacks and viruses. Any such damage or interruption could have a material adverse effect on our business.

Our net sales and gross profit have varied depending on our product, customer and geographic mix for any given period, which makes it difficult to forecast future operating results.

Our net sales and gross profit vary among our products and customer groups and markets, and therefore may be different in future periods from historic or current periods. Overall gross profit margins in any given period are dependent in large part on the product and customer and geographic mix reflected in that period’s net sales.

Market trends, competitive pressures, commoditization of products, increased component or shipping costs, regulatory conditions, severe weather and other factors may result in reductions in revenue or pressure on the gross profit margins of certain segments in a given period.

The varying nature of our product, customer and geographic mix between periods, including the historically seasonable nature of our agrochemical operations, has materially impacted our net sales and gross profit between periods during certain recessionary times and may lead to difficulties in measuring the potential impact of market, regulatory and other factors on our business. As a result, we may be challenged in our ability to forecast our future operating results.

Further, potential future business acquisitions can compound the difficulty in making comparisons between prior, current and future periods because acquisitions, which are not ordinary course events, also affect our gross profit margins and our overall operating results.

Seasonality, as well as adverse weather conditions, may cause fluctuations in the revenue and operating results of our Agricultural Solutions business.

Our agrochemical operations are seasonal, with a greater portion of total net revenue and operating income occurring in the second and fourth quarters. As a result of seasonality, any factors that would negatively affect our second and fourth quarter results in any year, including severe weather conditions and natural disasters that affect decisions by our customers and end-users about the types and amounts of agrochemicals and biosolutions products to purchase and the timing of use of such products, could have an adverse impact on the results of operations, financial condition and results of operations of our Agricultural Solutions business for the entire year.

Sales volumes for agrochemical products, like all agricultural products, are subject to the sector’s dependency on weather, disease and pest infestation conditions. Adverse weather conditions and natural disasters such as storms, hurricanes, tsunamis, hail, tornadoes, freezing conditions, extreme heat, drought and floods in a particular region could have a material adverse effect on our Agricultural Solutions business. The agricultural industry, including our Agricultural Solutions business, may also be adversely affect by global climate change and its impact on weather conditions such as changes in precipitation patterns and the increased frequency of extreme weather events.

We face intense competition, and our failure to compete successfully may have an adverse effect on our net sales, gross profit and financial condition.

We encounter competition from numerous and varied competitors in all areas of our businesses. Many of our competitors have longer operating histories, significantly greater resources, greater brand recognition, and a larger base of customers than us in one or more of the markets in which they sell their products. As a result, such competitors may be able to devote greater resources to the research and development, manufacturing, formulation, promotion, or sale of their products, receive greater resources and support from independent distributors, initiate or withstand substantial price competition, or more readily take advantage of acquisition or other opportunities.

We compete primarily on the basis of quality, technology, performance, reliability, brand, reputation, range of products, and service and support. The competitive landscape for biosolutions is less well-established than for agrochemicals because it is a newer and less mature area that remains in development. We compete with biosolutions providers that have similar product claims and offer potential functional substitutes for our products. Customer education and corresponding demand creation is a critical element of competing within the biosolutions sector. We expect our competitors to continue to develop and introduce new products and to enhance their existing products, which may cause a decline in market acceptance of our products. Our competitors may also improve their manufacturing processes or expand their manufacturing capacity, which could make it more difficult or expensive for us to compete successfully. In addition, our competitors could enter into exclusive arrangements with our existing or potential customers or suppliers, which could limit our ability, or significantly increase costs, to acquire necessary raw materials or to generate sales. At the same time, an increasing number of our products are coming off patent and are thus available to generic manufacturers to produce. As a result, we anticipate that we will continue to face new and different competitive challenges.

In addition, our operating results are influenced in part by our ability to introduce new products and services that offer distinct value to our customers. We seek to provide tailored products for our customers’ often unique problems, which require an ongoing level of innovation. Even where we devote significant human and financial resources to develop new technologically advanced products and services, we may not be successful in these efforts. If we are not able to continue technological innovation and successful commercial introduction of new products, our customers may turn to other producers to meet their requirements, which may impact our business, financial condition and results of operations.

Conditions in the global economy may directly adversely affect our net sales, gross profit and financial condition and may result in delays or reductions in our spending that could have a material adverse effect on us.

Our products are sold in industries that are sensitive to changes in general economic conditions, including agriculture, metals and plastics finishings, electronics, oil production and drilling and graphic arts industries. Accordingly, our net sales, gross profit and financial condition depend significantly on general economic conditions and the demand for our products and services in the markets in which we compete. Delays or reductions in our customers’ purchasing that result from economic downturns would reduce demand for our products and services and, consequently, could have a material adverse effect on our business, financial condition and results of operations.

Our specialty chemical industry and printing businesses are significantly influenced by industry trends and characteristics.

We believe that the specialty chemical industry and the printing industry are cyclical and subject to constant and rapid technological change, product obsolescence, price erosion, evolving standards, short product lifecycles, raw material price fluctuations and changes in product supply and demand. The specialty chemical industry is currently being affected by globalization and a shift in customers’ businesses while the printing industry is currently shrinking. The trends and characteristics in these industries may cause significant fluctuations in our results of operations and cash flows and have a material adverse effect on our financial condition.

Our specialty chemicals are used for a broad range of applications by our customers. Changes, including technological changes, in our customers’ products or processes may make our specialty chemicals unnecessary, which would reduce the demand for those chemicals. We have had, and may continue to have, customers that find alternative materials or processes and therefore no longer require our products, which would have a material adverse effect on our business, financial condition and results of operations.

Chemical manufacturing is inherently hazardous and could result in accidents that disrupt our operations or expose us to significant losses or liabilities.

The hazards associated with chemical manufacturing and the related storage and transportation of raw materials, products and wastes are inherent in our operations. Potential risks include explosions and fires, chemical spills and other discharges or releases of toxic or hazardous substances or gases, and pipeline and storage tank leaks and ruptures. Those hazards may result in personal injury and loss of life, damage to property and contamination of the environment, which may result in a suspension of operations and the imposition of civil or criminal fines, penalties and other sanctions, cleanup costs, and claims by governmental entities or third parties. We are dependent on the continued operation of our production facilities (including third parties manufacturing on a tolling basis), and the loss or shutdown of operations over an extended period could have a material adverse effect on our financial condition and results of operations.

We may incur material costs relating to environmental and health and safety requirements or liabilities, which could have a negative impact on our results of operations and cash flows.

We are subject to extensive federal, state, local and foreign environmental, health and safety laws and regulations concerning the environment and the generation, use, handling, storage, transportation, treatment and disposal of hazardous waste and other materials. Our operations bear the risk of violations of those laws and sanctions for violations such as clean-up and removal costs, long-term monitoring and maintenance costs, costs of waste disposal, fines for natural resource damage, and payments for property damage and personal injury. Additionally, those requirements, and enforcement of those requirements, may become more stringent in the future. The ultimate cost of compliance with any such requirements could be material. In the past, we have incurred, and will in the future incur, significant costs and capital expenditures in complying with environmental, health and safety laws and regulations. Although it is our policy to comply with such laws and regulations, it is possible that we have not been or may not be at all times in compliance with all of those requirements.

Many of our products and the AIs incorporated in our products are inherently hazardous. Our research and development, manufacturing, formulation and packaging activities involve the use of hazardous materials and the generation of hazardous waste. We cannot eliminate the risk of accidental contamination, discharge or injury resulting from those materials. Also, our suppliers or toll manufacturers may use and/or generate hazardous materials in connection with producing our products. We may be required to indemnify our suppliers, toll manufacturers or waste disposal contractors against damages and other liabilities arising out of the production, handling or storage of our products or raw materials or the disposal of related wastes. As a result, we could in the future incur significant liabilities, including cleanup costs, fines and sanctions and third-party claims for property or natural resource damages or personal injuries.

At any given time, we may be involved in claims, litigation, administrative proceedings, settlements and investigations of various types in a number of jurisdictions involving potential environmental liabilities. Liability under some environmental laws relating to contaminated sites can be joint and several and imposed retroactively, regardless of fault or the legality of the activities that gave rise to the contamination. Some of our manufacturing facilities have an extended history of chemical manufacturing operations or other industrial activities, and contaminants have been detected at some of our sites and offsite disposal locations. Ultimate environmental costs are difficult to predict and may vary from current estimates and reserves. The discovery of additional contaminants, the inability or failure of other liable parties to satisfy their obligations, the imposition of additional cleanup obligations, or the commencement of related third-party claims could result in significant additional costs.

Our offshore industry products are subject to the hazards inherent in the offshore oil production and drilling industry, and we may incur substantial liabilities or losses as a result of these hazards.

We produce water-based hydraulic control fluids for major oil companies and drilling contractors to be used for potentially hazardous offshore deep water production and drilling applications. Offshore deep water oil production and drilling are subject to hazards that include blowouts, explosions, fires, collisions, capsizing, sinking and damage or loss to pipeline, subsea or other facilities from severe weather conditions. Those hazards could result in personal injury and loss of life, severe damage to or destruction of property and equipment, pollution or environmental damage and suspension of operations. A catastrophic occurrence at a location where our products are used may expose us to substantial liability for personal injury, wrongful death, product liability or commercial claims. To the extent available, we maintain insurance coverage that we believe is customary in our industry. Such insurance does not, however, provide coverage for all liabilities, and we cannot assure you that our insurance coverage will be adequate to cover claims that may arise or that we will be able to maintain adequate insurance at rates we consider reasonable. The occurrence of a significant offshore deep water oil production or drilling event that results in liability to us that is not fully insured could materially and adversely affect our results of operations and financial condition.

Historically, we have contested significant tax assessments and we are likely to contest additional tax assessments in the future.

Historically, Arysta had a large and complex international tax profile. From time to time Arysta received tax assessments for significant amounts from the tax authorities of the countries in which it operates, especially in Brazil. Arysta is currently contesting tax assessments in several administrative and legal proceedings, and its challenges are at various stages. If determined adversely, these proceedings may have an adverse impact on our business, results of operations or financial condition. In addition, in some jurisdictions, challenges to tax assessments require the posting of a bond or security for the contested amount, which may reduce our flexibility in operating our agrochemicals business.

In addition, we are subject to income taxes in numerous jurisdictions. Significant judgment is required in determining our worldwide provision for income taxes, income taxes payable, and net deferred tax position. There are many transactions where the ultimate tax determination is uncertain. Although we believe our tax estimates are reasonable, the final determination of tax audits and any related litigation could be materially different from that which is reflected in our historical financial statements. An audit or litigation can result in significant additional income taxes payable in the jurisdictions in which we operate which could have an adverse impact on our financial condition and results of operations.

Failure to comply with the Foreign Corrupt Practices Act of 1977 (“FCPA”) and other similar anti-corruption laws could subject us to penalties and damage our reputation.

We are subject to the FCPA, which generally prohibits U.S. companies and their intermediaries from making corrupt payments to foreign officials for the purpose of obtaining or keeping business or otherwise obtaining favorable treatment, and requires companies to maintain certain policies and procedures. Certain of the jurisdictions in which we conduct business are at a heightened risk for corruption, extortion, bribery, pay-offs, theft and other fraudulent practices. Under the FCPA, U.S. companies may be held liable for actions taken by their strategic or local partners or representatives. If we, or our intermediaries, fail to comply with the requirements of the FCPA, or similar laws of other countries, governmental authorities in the United States or elsewhere, as applicable, could seek to impose civil and/or criminal penalties, which could damage our reputation and have a material adverse effect on our business, financial condition and results of operations.

Our products are subject to numerous, complex government regulations dealing with the production and sale of chemicals and compliance with these regulations could require us to incur additional costs or to reformulate or discontinue certain of our products.

We, our business, our products and our customers’ products are subject to regulation by many U.S. and non-U.S. supranational, national, federal, state and local governmental authorities. Regulations include customs, imports and international trade laws, export control, antitrust laws, environmental, global climate change, health and safety requirements and zoning and occupancy laws that regulate manufacturers generally or govern the importation, promotion and sale of our products, the operation of factories and warehouse facilities and our relationship with our customers, suppliers and competitors. Our products and manufacturing processes are also subject to ongoing reviews by certain governmental authorities.

Numerous laws regulating the production and marketing of chemical substances govern us. Dozens of substances manufactured, imported, and used by us are regulated under the European Union REACH (Registration, Evaluation, Authorisation, and Restriction of Chemicals) regulation and similar laws in other countries. We will need to submit a registration for many of these substances between now and June 1, 2018, and the costs associated with these registrations could be substantial. In addition, we expect to be impacted by the REACH regulation’s Substances of Very High Concern (SVHC) program; such impacts could include a need to discontinue certain products and to reformulate others, and, therefore, could materially alter our product lines or otherwise have a material financial effect on our revenues. Some of the laws and regulations applicable to us have changed in recent years to impose new obligations that could also force us to reformulate or discontinue certain of our products. As one example, European Union laws are now requiring a regulatory assessment of plant protection products which contain an active ingredient listed as a “candidate for substitution”; based on this assessment, the European Commission or an individual Member State may decide not to authorize the product for continued sale. To comply with these laws, we may need to alter our product lines, which could lead to a material financial effect on our revenues.

Our agrochemical and biosolutions products are subject to technical review and approval by government authorities in each country where we wish to sell our products. The regulatory requirements are complex and vary from country to country. They are also subject to frequent changes as new data requirements arise in response to scientific developments. There is a general international consensus as evidenced, for example, by the standards and guidelines issued by the Organization for Economic Co-operation and Development, or OECD, on the data needed in order to evaluate the safety of agrochemicals and biosolutions products before they can be placed on the market. In addition, in all regions of the world, directives, laws and/or regulations require the approval of agrochemical products before they can be sold into commerce. The approval process, referred to as “registration,” varies from country to country, but in general, all processes are complex and mandate periodic product reviews, referred to as “re-registration,” which can often result in the requirement to generate new data and could result in either restrictions being placed on the permissible uses of the product going forward or in a refusal by the relevant government authority to grant a re-registration for the product altogether. Notably, scientific developments often result in new data requirements under these regulatory directives, laws and/or regulations, thereby impacting both the scope and timing of the process as well as the likelihood of a registration or re-registration being granted by the relevant government authority. Globally, a large number of AIs in our agrochemical products are currently or will soon be subject to such re-registration processes which may result in products having their approval for sale withdrawn in some countries. We cannot assure you that registrations will be granted to us on a timely basis, or at all. Any delay in obtaining, or any failure to obtain or maintain those registrations, would adversely affect our ability to generate revenue from those products.

We may be unable to ensure compliance with international trade restrictions and economic sanctions laws and regulations, which failure to comply could adversely affect our business, results of operations, and financial condition.

We have operations, assets and/or make sales in countries all over the world, including countries that are or may become the target of the United States and other countries’ trade restrictions, including economic sanctions, which we refer to collectively as “Economic Sanctions Laws.” Economic Sanctions Laws are complex and change with time as international relationships and confrontations between and among nations evolve. For example, the U.S. Department of the Treasury’s Office of Foreign Assets Control and the U.S. State Department administer certain laws and regulations that impose penalties upon U.S. persons and, in some instances, non-U.S. entities, for conducting activities or transacting business with certain countries, governments, entities, or individuals subject to U.S. Economic Sanctions Laws. Given the breadth of our international operations and the scope of our sales globally, including via third party distributors over whom we may have limited or no control, coupled with the complexity and ever-changing nature of Economic Sanctions Laws, there can be no assurance that we will at all times be in full compliance. If we fail to comply with Economic Sanctions Laws, actions could be taken against us that could materially and adversely affect our reputation or have a material and adverse effect on our business, results of operations and financial condition.

Risk Relating to the OMG Acquisition

The OMG Acquisition is subject to closing conditions and a “go-shop” period, so there can be no assurance that it will close or be completed in the expected timeframe or on the expected terms.

There can be no assurance that the OMG Acquisition will close, or be completed in the time frame or on the terms or in the manner currently anticipated, as a result of a number of factors including, among other things, the failure of one or more conditions to closing and the outcome of OM Group’s “go-shop” right. The closing of this offering is not conditioned on, and is expected to be consummated before, the closing of the OMG Acquisition.

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains and incorporates by reference “forward-looking statements.” The Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward-looking statements. Such statements are usually identified by the use of words or phrases such as “believes,” “anticipates,” “expects,” “estimates,” “planned,” “outlook,” “could,” “intend,” and “goal” or the negative version of these words or comparable words, although not all forward-looking statements contain such identifying words. These statements concern expectations, beliefs, projections, plans and strategies, anticipated events or trends and similar expressions concerning matters that are not historical facts. You should understand that it is not possible to predict or identify all such factors. Consequently, you should not consider any such list to be a complete set of all potential risks or uncertainties, and we urge you not to place undue reliance on any forward looking statements, which reflect management’s current expectations and assumptions about future events and are based on currently available information as to the timing and outcome of future events. When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements described under the heading “Risk Factors,” and additional cautionary statements or discussions of risks, uncertainties and assumptions that could affect our results or the achievement of the expectations described in forward-looking statements are also contained in the documents we incorporate by reference in this prospectus, specifically our annual report on Form 10-K for the fiscal year ended December 31, 2014 and our quarterly report on Form 10-Q for the quarterly period ended March 31, 2015.

Each of the forward-looking statements included or incorporated by reference in this prospectus speaks only as of the date on which that statement is made. We expressly disclaim any obligation to update or revise any forward-looking statement, all of which are expressly qualified in their entirety by this cautionary statement, whether as a result of new information, future events or otherwise. Historical results are not necessarily indicative of the results expected for any future period.

Forward-looking statements included in and incorporated by reference in this prospectus include:

•	statements regarding the anticipated benefits of the Prior Acquisitions;

•	statements regarding our ability to consummate the OMG Acquisition and the anticipated benefits of such acquisition, if and when consummated;

•	our belief that a majority of our operations hold strong positions in the product markets they serve;

•	our expectation that sales from international markets will represent an increasing portion of our net sales;

•	our beliefs regarding our ability to build our core businesses, successfully enter new markets, selectively pursue strategic acquisitions and capitalize on future growth opportunities;

•	our belief that our broad offerings to diverse markets will help mitigate the effects of adverse events in our specific industry or end market;

•	our intent to improve revenue growth over the longer term;

•	our belief that our proprietary technology, extensive industry experience and customer service-focused business model is difficult for competitors to replicate;

•	our belief that our large distribution network and focus on profitable niche applications enable our business to be less sensitive to competitive pricing pressures;

•	our goals with respect to the sourcing of raw materials, especially AIs;

•	our belief that our cash conversion rate (the proportion of our profits converted into cash flow) is higher than a majority of the companies in our sector;

•	our estimates regarding the annual cost cash savings resulting from headcount reductions;

•	our beliefs regarding the sufficiency of our liquidity and capital resources to meet our working capital needs, capital expenditures and other business requirements for the next twelve months;

•	our estimates regarding future cash capital expenditures, including expenditures relating to investment and expansion plans relating to product development and sales and environmental, health and safety capital expenditures;

•	the anticipated synergies from our completed acquisitions;

•	our estimates regarding the results and financial condition of our Performance Applications and Agricultural Solutions operating segments;

•	our ability to obtain required governmental approvals and registrations for our products;

•	our belief that we will not be materially affected by environmental remediation costs or any related costs at certain contaminated manufacturing sites;

•	our belief that the resolution of various legal proceeding pending against us, to the extent not covered by insurance, will not have a material adverse effect on our liquidity;

•	our belief that we have customary levels of insurance for a company of our size in our industry;

•	our expectation that our customary off-balance sheet arrangements will not have a current or future material impact on our financial condition;

•	our expectation that recent accounting pronouncements will not have a material impact on our financial statements;

•	our belief that our exposure to counterparty risk is immaterial;

•	statements regarding our ability to consummate this offering; and

•	our intended use of proceeds from this offering.

These forward-looking statements reflect our current views about future events and are subject to risks, uncertainties and assumptions. We wish to caution readers that certain important factors may have affected and could in the future affect our actual results and could cause actual results to differ significantly from those expressed in any forward-looking statement. Factors that could prevent us from achieving our goals, and cause the assumptions underlying forward-looking statements and the actual results to differ materially from those expressed in or implied by those forward-looking statements include, but are not limited to, the following:

•	conditions in the global economy;

•	the variability of our operating results between periods and the resulting difficulty in forecasting future operating results;

•	the need for increased spending on capital expenditures to meet customer demand and pursue growth opportunities;

•	our ability to compete successfully within our industry;

•	our substantial international operations;

•	fluctuations in foreign currency exchange rates;

•	changes in our customers’ products and processes;

•	the fact that we do not enter into long-term contracts with certain of our customers and the potential loss of those customers;

•	decreases in the average selling prices of products in our industry;

•	increases in the cost, or reductions in the supply, of the specialty and commodity chemicals used in our manufacturing processes;

•	our ability to comply with extensive regulations applicable to agrochemical products;

•	costs related to compliance with health, safety and environmental laws and regulations, including global climate change legislation;

•	our ability to maintain and enhance our technological capabilities and to respond effectively to technological changes in our industry;

•	our substantial level of indebtedness and the effect of restrictions on our operations set forth in the documents that govern such indebtedness;

•	our compliance with certain financial maintenance covenants in our revolving credit facility and the effect on our liquidity of any failure to comply with such covenants;

•	our ability to protect our intellectual property, on which our business is substantially dependent, and our success in avoiding infringing the intellectual property rights of others;

•	acquisitions of businesses and our ability to integrate acquired operations into our operations, including, but not limited to, the Prior Acquisitions;

•	the inherently hazardous nature of chemical manufacturing in industries including agricultural, electronics, graphic arts, metal and plastic plating;

•	the costs of complying with government regulations and obtaining regulatory approval of our products;

•	risks related to the evaluation of our intangible asset values and the possibility of write-downs;

•	the loss of the services of key personnel;

•	our relationship with our employees;

•	disruptions in our operations or the operations of our suppliers, distributors, resellers or customers as a result of extraordinary events;

•	our ability to realize a benefit from our productivity initiatives; and

•	our role as a defendant in litigation that results from our business, including costs related to any damages we may be required to pay as a result of product liability claims brought against our customers.

USE OF PROCEEDS

We estimate that the net proceeds from this offering will be approximately $340.5 million, after deducting fees to the underwriters and estimated offering expenses, based on an assumed public offering price of $27.50. Each $1.00 increase or decrease in the assumed public offering price would increase or decrease, respectively, our net proceeds by approximately $12.4 million, assuming that the number of shares offered by us remains the same and after deducting the estimated underwriting discounts and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. Each increase or decrease of 1 million shares we are offering would increase or decrease, as applicable, the net proceeds to us from this offering by approximately $26.8 million, after deducting the estimated underwriting discounts and estimated offering expenses payable by us, assuming the assumed public offering price stays the same.

We intend to use the net proceeds of this offering to fund working capital and future acquisitions including, if consummated, a portion of the consideration and related fees payable in connection with the OMG Acquisition. The OMG Acquisition is currently the only future acquisition for which we have executed a purchase agreement. The OMG Acquisition, to the extent that it closes, is expected to close in two parts, with the first closing expected to occur during the third quarter of 2015 and the second closing expected to occur during the first quarter of 2016, in each case, subject to customary closing conditions. The closing of this offering is not conditioned on, and is expected to be consummated before, the closing of the OMG Acquisition.

The following table describes the estimated sources and uses of funds in connection with the closing of the OMG Acquisition. The actual sources and uses of funds may differ depending on several factors, including fluctuations in working capital and differences from our estimation of fees and expenses. You should read the following together with the information under the heading “Unaudited Pro Forma Financial Information” included elsewhere in this prospectus.

Sources		Uses
(in millions)		(in millions)
Cash on hand	$27	Purchase price	$367
Gross proceeds from the issuance of the Shares offered hereby	350	Transaction fees and expenses	10

Total sources	$377	Total uses	$377

UNAUDITED PRO FORMA FINANCIAL INFORMATION

On November 3, 2014, we completed the CAS Acquisition, pursuant to which we acquired from Chemtura certain legal entities and other assets and liabilities for approximately $1.04 billion, consisting of $983 million in cash, net of closing adjustments, and 2,000,000 shares of our common stock. We funded the cash portion of the purchase price and related transaction expenses of the CAS Acquisition with a combination of available cash on hand and borrowings under our Amended and Restated Credit Agreement.

On February 13, 2015, we completed the Arysta Acquisition, pursuant to which we acquired all of the outstanding common stock of Arysta for approximately $3.44 billion. The purchase price consisted of $2.79 billion of cash, net of closing adjustments and including seller transaction expenses paid by Platform, and $600 million of Series B Preferred Stock of Platform. To fund the cash portion of the purchase price, on February 2, 2015, we issued $1.1 billion and €350 million (approximately $420 million based upon the February 2, 2015 exchange rate of $1.20 per €1.00) of notes (collectively, the “Notes”), and, on February 13, 2015, we borrowed an incremental $500 million and €83 million (approximately $94.5 million based upon the February 13, 2015 exchange rate of $1.14 per €1.00) (the “Term Debt”).

The unaudited pro forma condensed consolidated statements of operations for the year ended December 31, 2014 give effect to the CAS Acquisition and the Arysta Acquisition as if they had been consummated on January 1, 2014 and the Shares offered hereby as if the offering had been consummated on January 1, 2014. The unaudited pro forma condensed consolidated statements of operations for the three-months ended March 31, 2015 give effect to the Arysta Acquisition and the Shares offered hereby as if they had been consummated on January 1, 2014. The unaudited pro forma condensed consolidated balance sheet as of March 31, 2015 reflects the completion of the CAS Acquisition and Arysta Acquisition, and gives effect to the Shares offered hereby as if the offering had been consummated on March 31, 2015.

The following unaudited pro forma condensed consolidated balance sheet as of March 31, 2015 was derived from Platform’s unaudited condensed consolidated financial statements. The following unaudited pro forma condensed consolidated statement of operations for the year ended December 31, 2014 was derived from Platform’s and Arysta’s audited consolidated financial statements and the unaudited combined financial statements of CAS for the nine-months ended September 30, 2014. The results of operations for the one month ended October 31, 2014 were derived from the unaudited combined results of operations of CAS for the ten-months ended October 31, 2014 and the unaudited combined financial statements of CAS for the nine-months ended September 30, 2014. The unaudited pro forma statements of operations do not reflect the Agriphar Acquisition or the related financing and the proposed OMG Acquisition, because the Agriphar Acquisition and the OMG Acquisition are not significant as defined by Rule 1-02(w) of Regulation S-X. The unaudited pro forma balance sheet and statements of operations do not reflect the financing available under the Debt Commitment Letter, which commitments will be reduced on a dollar-for-dollar basis by the amount of equity raised in this offering.

The unaudited pro forma condensed consolidated financial information presented below is not necessarily indicative of future results and should be read in conjunction with our “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and consolidated financial statements filed in our annual report on Form 10-K for the fiscal year ended December 31, 2014, as recast by our current report on Form 8-K dated June 16, 2015, and consolidated condensed financial statements filed in our quarterly report on Form 10-Q for the three-months ended March 31, 2015, filed on May 15, 2015, “CAS Management’s Discussion of Operations and Cash Flows” and CAS’ combined financial statements and the notes thereto filed as exhibits to current reports on Form 8-K filed on July 11, 2014 and January 12, 2015 (as amended on January 30, 2015), “Arysta Management’s Discussion of Operations and Cash Flows” and Arysta’s audited consolidated financial statements and the notes thereto filed on Form 8-K/A, filed on April 29, 2015.

The pro forma adjustments are described in the accompanying notes and include the following:

•	The preliminary allocation of the purchase price to the CAS balance sheet as shown below:

(in millions)
Current assets	$300
Identifiable intangible assets	534
Goodwill	276
Property, plant, and equipment	12
Other long-term assets	22

Total assets	$1,144
Current liabilities	70
Other liabilities	39

Total liabilities	$109

Total consideration	$1,035

•	The preliminary allocation of the purchase price to the Arysta balance sheet as shown below:

(in millions)
Current assets	$1,113
Identifiable intangible assets	1,639
Goodwill	1,697
Property, plant, and equipment	110
Other long-term assets	38

Total assets	$4,597
Current liabilities	571
Other liabilities	566

Total liabilities	$1,137
Noncontrolling interest	25

Total liabilities and noncontrolling interest	$1,162

Total consideration	$3,435

Purchase accounting and purchase price allocation is substantially complete for the CAS Acquisition, with the exception of accounts receivable, inventory, and for both intangible and tangible assets related to the supply agreements with Chemtura for CAS. The Company has not completed the detailed valuations necessary to estimate the fair value of the assets and the liabilities acquired in the Arysta Acquisition, and the related allocations of purchase price. Accordingly, the pro forma purchase price adjustments are preliminary and are subject to further adjustments as additional information becomes available and as additional analyses are performed. As the final valuations are performed, increases or decreases in the fair value of relevant balance sheet amounts and their useful lives will result in adjustments, which may be material, to the balance sheet and/or the statement of operations.

Pro forma adjustments to historical financial information are subject to assumptions described in the notes following the unaudited pro forma financial statements. Management believes that these assumptions and adjustments are reasonable and appropriate under the circumstances and are factually supported based on information currently available. The principal adjustments consist of the following:

•	the consummation of the offering of the Shares; and
•	the completion of the CAS Acquisition and the Arysta Acquisition and the related issuance of the Term Debt and the Notes for the statements of operations.

The unaudited pro forma condensed consolidated financial statements are for illustrative and informational purposes only and are not intended to represent, or be indicative of, what our financial position or results of operations would have been had the CAS Acquisition or the Arysta Acquisition occurred on the dates indicated. The unaudited pro forma condensed consolidated financial information also should not be relied upon as a representation of our future performance. The pro forma information contained in this prospectus assumes the consummation of this $350 million offering of Shares (assuming the sale of 12.7 million Shares at an assumed offering price of $27.50 (based on the closing sale price on the NYSE for our shares of common stock on June 15, 2015)). To the extent we raise less than $350 million, we intend to pay for the additional consideration required to consummate the OMG Acquisition through a combination of cash on hand and borrowings under our existing Amended and Restated Credit Agreement in accordance with the terms of the Debt Commitment Letter.

PLATFORM SPECIALTY PRODUCTS CORPORATION

UNAUDITED PRO FORMA BALANCE SHEET

AS OF MARCH 31, 2015

($ millions)	Platform (Historical)	Equity Issuance		Pro Forma Balance Sheet
ASSETS
Current assets:
Cash and cash equivalents	$297.3	$350.0	EA
		(9.5)	EB	$637.8
Accounts receivable, net	1,054.1			1,054.1
Inventories	460.9			460.9
Prepaid expenses and other current assets	169.0			169.0

Total current assets	1,981.3	340.5		2,321.8
Property, plant, and equipment, net	280.0			280.0
Goodwill	2,908.9			2,908.9
Intangible assets, net	2,769.6			2,769.6
Other assets	128.1			128.1

TOTAL ASSETS	$8,067.9	$340.5		$8,408.4

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Current portion of long-term debt and short-term debt	18.5			18.5
Revolving credit facility	173.3			173.3
Accounts payable, accrued expenses, and other	806.6			806.6

Total current liabilities	998.4	—		998.4

Long-term debt	3,422.0			3,422.0
Long-term contingent consideration	66.6			66.6
Other long-term liabilities	808.3			808.3

TOTAL LIABILITIES	5,295.3	—		5,295.3

Redeemable preferred shares—Class B	645.9			645.9

STOCKHOLDERS’ EQUITY
Preferred stock—Class A	—			—
Common stock	1.9	0.1	EA	2.0
Additional paid in capital	2,814.3	349.9	EA
		(9.5)	EB	3,154.7
Accumulated retained deficit	(250.8)			(250.8)
Accumulated other comprehensive income	(547.8)			(547.8)

Total stockholders’ equity	2,017.6	340.5		2,358.1
Noncontrolling interests	109.1			109.1

Total equity	2,126.7	340.5		2,467.2

Total liabilities and stockholders’ equity	$8,067.9	$340.5		$8,408.4

PLATFORM SPECIALTY PRODUCTS CORPORATION

UNAUDITED PRO FORMA STATEMENT OF OPERATIONS

FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2015

	Platform (Historical)	Arysta(1)	Arysta Adjustments		Pro Forma Consolidated
($ millions except per share data)
Net sales	$534.8	$85.6	$1.4	IA	$622.3
			0.5	IB
Cost of sales	327.7	53.0	0.4	AA
			1.0	IA
			(36.1)	AN	346.0

Gross profit	207.1	32.6	36.6		276.3
Operating expenses:
Selling, technical, general, and administrative	190.4	41.4	(22.9)	AB
			(8.9)	AC
			13.4	AD	213.4
Research and development	12.9	—			12.9
Restructuring	1.6	—			1.6
Other	—	0.8			0.8

Total operating expense	204.9	42.2	(18.4)		228.7

Operating profit (loss)	2.2	(9.6)	55.0		47.6
Other (expense) income:
Interest, net	(39.4)	(42.4)	(9.4)	NA
			41.5	AE
			(4.3)	TA
			(1.7)	IB	(55.7)
Other income (expense), net	35.6	(12.5)	(2.0)	IC	21.1

	(3.8)	(54.9)	24.1		(34.6)
(Loss) income before income taxes, non-controlling interests, and accrued payment-in-kind dividends on cumulative preferred shares	(1.6)	(64.5)	79.1		13.0
Income tax benefit (provision)	(24.7)	2.1	(25.6)	AF
			3.2	NB
			1.5	TB
			(0.1)	IA
			0.2	IB
			0.4	ID
			0.7	IC	(42.3)

Net loss	(26.3)	(62.4)	59.4		(29.3)
Net loss (income) attributable to non-controlling interests	(0.4)	(0.1)			(0.5)

Net (loss) income attributable to common stockholders	$(26.7)	$(62.5)	$59.4		$(29.8)

(Loss) Earnings Per Share
Basic	$(0.14)	n/a	n/a		$(0.15)
Diluted	$(0.14)	n/a	n/a		$(0.15)

Weighted average shares outstanding (millions)
Basic	191.9	n/a	n/a		204.6	SA
Diluted	191.9	n/a	n/a		204.6	SA

(1)	Arysta’s amounts correspond to the unaudited pre-acquisition income statement of Arysta from January 1, 2015 through February 13, 2015, which were prepared under IFRS as issued by the IASB.

PLATFORM SPECIALTY PRODUCTS CORPORATION

UNAUDITED PRO FORMA STATEMENT OF OPERATIONS

FOR THE YEAR ENDED

DECEMBER 31, 2014

	Platform (Historical)	CAS (Historical) for the Nine-Months Ended September 30, 2014 (1)	CAS (Historical) for the One-Month Ended October 31, 2014 (2)	Arysta (Historical) (3)	CAS Adjustments		Arysta Adjustments		Pro Forma Consolidated
($ million except per share data)
Net sales	$843.2	$353.8	$26.4	$1,540.6			$14.5	IE
							(16.4)	IF
							(6.2)	IG	$2,755.9
Cost of sales	446.6	212.6	14.5	961.8	$22.0	CA	2.0	IE
					0.3	CB	39.0	AG
							3.2	AH
							(4.2)	IG	1,697.8

Gross profit	396.6	141.2	11.9	578.8	(22.3)		(48.1)		1,058.1
Operating expenses:
Selling, technical, general, and administrative	357.9	62.2	0.8	378.7	(1.0)	CC	(6.4)	AI
					(33.9)	CD	(57.3)	AJ
					(4.5)	CE	109.9	AK
					33.9	CF			840.3
Research and development	26.2	7.8	1.6	9.2					44.8
Restructuring	3.0	—	—	—					3.0
Equity income	—	(0.1)	—	—	0.1	CG			—
Other	—	—	—	34.3					34.3

Total operating expense	387.1	69.9	2.4	422.2	(5.4)		46.2		922.4

Operating profit (loss)	9.5	71.3	9.5	156.6	(16.9)		(94.3)		135.7

Other (expense) income:
Interest, net	(37.9)	(0.2)	0.1	(99.8)	0.1	CH	100.0	AL
					(20.1)	CI	(100.7)	NC
							(35.0)	TC
							(12.5)	IE
							16.4	IF	(189.6)
Other (expense) income, net	(2.5)	6.1	(1.2)	(28.0)			2.0	IH	(23.6)

	(40.4)	5.9	(1.1)	(127.8)	(20.0)		(29.8)		(213.2)
(Loss) income before income taxes, non-controlling interests, and accrued payment-in-kind dividends on cumulative preferred shares	(30.9)	77.2	8.4	28.8	(36.9)		(124.1)		(77.5)
Income tax benefit (provision)	6.7	(38.1)	(4.1)	(49.9)	15.6	CJ	0.5	IG
							(10.4)	II
							(0.7)	IH
							42.0	AM	(38.4)

Net (loss) income	(24.2)	39.1	4.3	(21.1)	(21.3)		(92.7)		(115.9)
Net loss (income) attributable to non-controlling interests	(5.7)	—	—	(8.5)					(14.2)

Net (loss) income attributable to stockholders	(29.9)	39.1	4.3	(29.6)	(21.3)		(92.7)		(130.1)
Accrued payment-in-kind dividend on cumulative preferred shares	(232.7)	—	— —						(232.7)

Net (loss) income attributable to common stockholders	$(262.6)	$39.1	$4.3	$(29.6)	$(21.3)		$(92.7)		$(362.8)

(Loss) Earnings Per Share
Basic	$(1.94)	n/a	n/a	n/a	n/a		n/a		$(2.45)
Diluted	$(1.94)	n/a	n/a	n/a	n/a		n/a		$(2.45)

Weighted average shares outstanding (millions)
Basic	135.3	n/a	n/a	n/a	n/a		n/a		148.0	SA
Diluted	135.3	n/a	n/a	n/a	n/a		n/a		148.0	SA

(1)	The historical statement of operations of CAS presents cost of goods sold (excluding depreciation) of $206.8 million as an operating expense. For purposes of this pro forma, this amount plus $5.8 million of related depreciation is presented as cost of sales to present gross profit for the acquired business.
(2)	The historical statement of operations of CAS for the one-month ended October 31, 2014 is estimated primarily based upon the operations of CAS for the ten-months ended October 31, 2014 less the nine-months ended September 30, 2014, except for the income tax provision, which was adjusted to reflect the effective tax rate of the nine-months ended September 30, 2014.
(3)	The historical statement of operations of Arysta are presented in accordance with GAAP based upon its financial statements prepared in accordance with IFRS. Adjustments to convert the IFRS basis to GAAP basis are included in the Arysta adjustments column.

CAS Adjustments

CA	Reflects portion of the profit in CAS inventory step-up recognized in purchase accounting that has not been recognized in operations subsequent to the closing of the CAS Acquisition during 2014.

CB	Adjustment to depreciation to reflect its annual basis for the step-up of property, plant, and equipment.

CC	Reflects elimination of the cost of a Brazilian accounts receivable securitization program of CAS not acquired in the CAS Acquisition.

CD	Reflects the elimination of non-recurring CAS Acquisition-related expenses, including but not limited to financial advisory, legal and accounting fees.

CE	Reflects the elimination of the historical amortization expenses on CAS’ identifiable intangible assets.

CF	Adjustment to amortization expense to reflect its annual basis for the fair value of the intangible assets of CAS.

Intangible Assets (In millions)	Estimated Fair Value	Annual Amortization
Technology (12 years)	$458.0	$38.2
Customer relationships (30 years)	76.0	2.5

CG	Reflects elimination of net losses of unconsolidated subsidiaries of CAS not acquired with the CAS Acquisition.

CH	Reflects the elimination of interest expense related to debt not assumed from Chemtura in conjunction with the CAS Acquisition.

CI	Reflects interest expense related to the indebtedness incurred under our existing Amended and Restated Credit Agreement, that funded a portion of the cash purchase price for the CAS Acquisition comprised of the following:

•	Interest on the incremental US Dollar borrowings under the first lien debt of $130 million at a rate of approximately 4.00% and on the Euro denominated first lien debt of approximately $256 million equivalent at a rate of approximately 4.25% based on the terms of the Amended and Restated Credit Agreement. These interest rates are based on an applicable margin of 3% on the US Dollar borrowings and 3.25% on the Euro denominated borrowings applied to a LIBOR floor of 1% and are variable in nature. The pre-tax effect of a 1/8% change effective in the interest rate would be $0.4 million annually.

•	Interest on the incremental borrowings of approximately $129 million under our revolving credit facilities at a rate of 5.25% for the portion under our U.S. Dollar revolving credit facility of $60 million and 3.23% for the portion under or multicurrency revolving credit facility of approximately $68.7 million.

•	Amortization of estimated deferred financing fees of $7.5 million and estimated original issuance discount of $1.9 million for the first lien term debt over the six-year term of the loan.

•	Amortization of estimated deferred financing fees of $3.1 million for access to an incremental $125 million of revolving line of credit obtained in conjunction with the CAS Acquisition over the four-year term of the facility.

CJ	Reflects income tax benefit (expense) related to the income (loss) before income taxes, non-controlling interests, and accrued payment-in-kind dividends on cumulative preferred shares related to the pro forma adjustments. After accounting for non-deductible permanent differences, the pro forma adjustments were tax effected using a global statutory rate of 34%.

Arysta Adjustments

AA	Reflects depreciation expense related to management’s estimated step-up to fair value of the property, plant, and equipment of Arysta as of the closing of the Arysta Acquisition.

AB	Eliminates the effect of transaction expenses related to the Arysta Acquisition that were incurred in the first quarter of 2015.

AC	Reflects the elimination of historical amortization expenses related to Arysta’s intangible assets.

AD	Reflects quarterly amortization expense recorded in conjunction with the step-up in the fair value of the intangible assets of Arysta.

Intangible Assets (In millions)	Estimated Fair Value	Annual Amortization
Trade names-indefinite lives	$176.5	—
Technology (12 years)	1,102.5	$91.9
Customer relationships (20 years)	360.0	18.0

AE	Reflects elimination of historical interest expense at Arysta for debt not assumed in connection with the Arysta Acquisition.

AF	Reflects income tax benefit (expense) related to the income (loss) before income taxes, non-controlling interests, and accrued payment-in-kind dividends on cumulative preferred shares generated by the pro forma adjustments. After accounting for non-deductible permanent differences, the pro forma adjustments were tax effected using a global statutory rate of 34%.

AG	Reflects management’s preliminary estimate of impact on cost of goods sold due to the inventory step-up to fair value as of December 31, 2014.

AH	Reflects management’s estimated step-up to fair value of the property, plant, and equipment of Arysta as of the closing of the Arysta Acquisition and related depreciation expense.

AI	Reflects the elimination of non-recurring Arysta Acquisition expenses directly attributable to the transaction, including but not limited to financial advisory, legal and accounting fees.

AJ	Reflects the elimination of historical amortization expenses related to Arysta’s intangible assets.

AK	Reflects amortization expense to be recorded in conjunction with the estimated fair value of the identifiable intangible assets of Arysta:

Intangible Assets (In millions)	Estimated Fair Value	Annual Amortization
Trade names-indefinite lives	$176.5	—
Technology (12 years)	1,102.5	$91.9
Customer relationships (20 years)	360.0	18.0

AL	Reflects the elimination of interest expense related to debt not assumed in conjunction with the Arysta Acquisition.

AM	Reflects income tax benefit (expense) related to the income (loss) before income taxes, non-controlling interests, and accrued payment-in-kind dividends on cumulative preferred shares generated by the pro forma adjustments. After accounting for non-deductible permanent differences, the pro forma adjustments were tax effected using a global statutory rate of 34%.

AN	Reflects elimination of historical manufacturer’s profit inventory Adjustment in connection with the Arysta Acquisition.

Notes Issuance

NA	Reflects the interest expense for the three-month period ended March 31, 2015, related to the Notes issued to fund a portion of the cash purchase price for the Arysta Acquisition, comprised of the following:

•	Interest on the $1.52 billion of Notes issued.

•	Amortization of estimated deferred financing fees of $29.6 million and original issuance discount of $1.0 million over the anticipated term of the Notes.

NB	Reflects income tax benefit (expense) related to the income (loss) before income taxes, non-controlling interests, and accrued payment-in-kind dividends on cumulative preferred shares generated by the pro forma adjustments. After accounting for non-deductible permanent differences, the pro forma adjustments were tax effected using a global statutory rate of 34%.

NC	Reflects the interest expense for the year ended December 31, 2014, related to the Notes issued to fund a portion of the cash purchase price for the Arysta Acquisition, comprised of the following:

•	Interest on the $1.52 billion of Notes issued.

•	Amortization of estimated deferred financing fees of $29.6 million and original issuance discount of $1.0 million over the anticipated term of the Notes.

Term Debt Issuance

TA	Reflects the interest expense for the three-month period ended March 31, 2015 related to the Term Debt issued to fund a portion of the cash purchase price of the Arysta Acquisition, comprised of the following:

•	Interest on the incremental US Dollar borrowings under the first lien debt of $500 million at a rate of approximately 4.75% and on the Euro denominated first lien debt of $94.5 million equivalent at a rate of approximately 4.25% based on the terms of the Amended and Restated Credit Agreement. These interest rates are based on an applicable margin of 3.75% and 3.25%, respectively, applied to a LIBOR floor of 1% and are variable in nature. The pre-tax effect of a 1/8% change in the effective interest rate would be $0.7 million annually.

•	Amortization of estimated deferred financing fees of $15.2 million and estimated original issuance discount of $7 million over the anticipated terms of the senior term debt and the revolving line of credit.

TB	Reflects income tax benefit (expense) related to the income (loss) before income taxes, non-controlling interests, and accrued payment-in-kind dividends on cumulative preferred shares generated by the pro forma adjustments. After accounting for non-deductible permanent differences, the pro forma adjustments were tax effected using a global statutory rate of 34%.

TC	Reflects the interest expense for the year ended December 31, 2014 related to the Term Debt issued to fund a portion of the cash purchase price of the Arysta Acquisition, comprised of the following:

•

Interest on the incremental US Dollar borrowings under the first lien debt of $500 million at a rate of approximately 4.75% and on the Euro denominated first lien debt of $94.5 million equivalent at a rate of approximately 4.25% based on the terms of the Amended and Restated Credit Agreement. These interest rates are based on an applicable margin of 3.75% and 3.25%, respectively, applied to a LIBOR floor of 1% and are variable in nature. The pre-tax effect of a 1/8% change in the effective interest rate would be $0.7 million annually.

•	Amortization of estimated deferred financing fees of $15.2 million and estimated original issuance discount of $7 million over the anticipated terms of the senior term debt and the revolving line of credit.

Equity Issuance

EA	Reflects the impact of this offering of $350 million in shares of our common stock.

EB	Reflects the transaction costs associated with this offering of $350 million in shares of our common stock.

IFRS to GAAP Adjustments

Arysta’s historical financial statements are prepared in accordance with IFRS. The following adjustments reflect management’s estimates of converting Arysta’s historical financial statements to GAAP.

IA	Reflects the recognition of sales previously reversed under IFRS that would meet recognition criteria under GAAP in the first quarter of 2015.

IB	Reflects management’s estimate of the reversal of present value accounting required for IFRS that is prohibited for GAAP for receivables and payables expected to be settled within a year.

IC	Reflects management’s estimate of the reversal of hedge accounting that does not meet GAAP requirements and the associated impact on income taxes.

ID	Reflects management’s estimate for a change in the tax rate used in intercompany sales (from the buyer rate to seller rate) and to set up a prepaid tax asset pursuant to GAAP that is recorded as a deferred tax asset under IFRS.

IE	Reflects management’s estimate of the reversal of present value accounting required for IFRS that is prohibited for GAAP for receivables and payables expected to be settled within a year.

IF	Reflects management’s estimate of the reclassification of customer cash discounts from expense to a reduction of sales, which is required for GAAP.

IG	Reflects management’s estimate of the reversal of a sale that does not qualify for revenue recognition for GAAP.

IH	Reflects management’s estimate of the reversal of hedge accounting that does not meet GAAP requirements and the associated impact on income taxes.

II	Reflects management’s estimate of uncertain tax positions pursuant to GAAP that are not required for IFRS.

Weighted Average Share Adjustments

SA	To reflect this offering of approximately 12.7 million Shares and its impact on weighted average shares for the calculation of basic and diluted earnings per share.

CAPITALIZATION

The following table summarizes our capitalization and cash and cash equivalents as of March 31, 2015:

•	on an actual basis;

•	on an as adjusted basis to give effect to the net proceeds from this offering of common stock, assuming the sale of 12.7 million shares at an assumed offering price of $27.50 per share and no exercise of the underwriters’ option to purchase additional shares; and

•	on an as further adjusted basis to give effect to the proposed OMG Acquisition.

You should read this information in conjunction with our consolidated financial statements and the related notes thereto and other financial information included, or incorporated by reference, in this prospectus.

	As of March 31, 2015 (Unaudited)
	Actual	As Adjusted	As Further Adjusted
	(in millions)
Cash and cash equivalents	$297.3	$637.8	$270.8

Debt:
Senior secured credit facilities	$1,963.8	$1,963.8	$1,963.8	(1)
Notes	1,476.7	1,476.7	1,476.7
Revolving credit facilities	173.3	173.3	173.3

Total debt	3,613.8	3,613.8	3,613.8
Total equity and redeemable preferred stock	2,772.6	3,113.1	3,113.1	(2)

Total capitalization	$6,386.40	$6,726.90	$6,726.90	(2)

(1)	Assumes no additional borrowings under the term loan of our existing senior secured credit facilities. We do not expect to issue pursuant to this offering Shares resulting in gross proceeds to us of less than $350 million. To the extent we issue Shares resulting in gross proceeds to us of less than $350 million pursuant to this offering, our Debt Commitment Letter provides a back-stop pursuant to which we may borrow additional term loans to fund the OMG Acquisition.
(2)	Each $1.00 increase or decrease in the assumed public offering price of $27.50 per Share would increase or decrease, respectively, total equity and redeemable preferred stock and total capitalization by approximately $12.4 million, assuming that the number of shares offered by us remains the same and after deducting the estimated underwriting discounts and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. Each increase or decrease of 1 million Shares we are offering would increase or decrease, as applicable, additional paid-in capital, total equity and redeemable preferred stock and total capitalization by approximately $26.8 million, after deducting the estimated underwriting discounts and estimated offering expenses payable by us, assuming the assumed public offering price stays the same.

MATERIAL U.S. FEDERAL INCOME AND ESTATE TAX CONSIDERATIONS

FOR NON-U.S. HOLDERS

The following is a general discussion of the material U.S. federal income and estate tax consequences to a non-U.S. holder of the acquisition, ownership and disposition of our common stock. For purposes of this discussion, a non-U.S. holder is any beneficial owner of our common stock, other than an entity or arrangement treated as a partnership for U.S. federal income tax purposes, that is not for U.S. federal income tax purposes any of the following:

•	an individual who is citizen or resident of the United States;

•	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in the United States or under the laws of the United States or any state or the District of Columbia;

•	an estate whose income is subject to U.S. federal income tax regardless of its source; or

•	a trust (i) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (ii) which has made a valid election to be treated as a U.S. person.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. Accordingly, we urge partnerships that hold our common stock and partners in such partnerships to consult their own tax advisors regarding the tax treatment of acquiring, holding and disposing of our common stock.

This discussion assumes that a non-U.S. holder will hold our common stock as a capital asset (generally, property held for investment). This discussion does not address all aspects of U.S. federal income taxation or any aspects of state, local or non-U.S. taxation, nor does it consider any U.S. federal income tax considerations that may be relevant to non-U.S. holders which may be subject to special treatment under U.S. federal income tax laws, including, without limitation, U.S. expatriates, controlled foreign corporations, passive foreign investment companies, insurance companies, tax-exempt or governmental organizations, dealers in securities or currency, banks or other financial institutions, and investors that hold our common stock as part of a hedge, straddle or conversion transaction. Furthermore, the following discussion is based on current provisions of the Code, and Treasury Regulations and administrative and judicial interpretations thereof, all as in effect on the date hereof, and all of which are subject to change, possibly with retroactive effect.

We urge each prospective investor to consult a tax advisor regarding the U.S. federal, state, local and non-U.S. income and other tax consequences of acquiring, holding and disposing of shares of our common stock.

Dividends on Common Stock

If we pay dividends on our common stock, those payments will constitute dividends for U.S. tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those dividends exceed our current and accumulated earnings and profits, the dividends will constitute a return of capital and will first reduce a holder’s adjusted tax basis in its common stock, but not below zero, and then will be treated as gain from the sale of the common stock (see “—Gain on Disposition of Common Stock”).

Any dividend paid out of earnings and profits to a non-U.S. holder of our common stock generally will be subject to U.S. withholding tax at a rate of 30% of the gross amount of the dividend or such lower rate as may be specified by an applicable tax treaty. To receive the benefit of a reduced treaty rate, a non-U.S. holder generally must provide us with an IRS Form W-8BEN or W-8BEN-E (or other applicable form) certifying qualification for the reduced rate. A non-U.S. holder eligible for a reduced rate of U.S. federal withholding tax pursuant to an applicable income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

Notwithstanding the foregoing, dividends received by a non-U.S. holder that are effectively connected with the conduct of a trade or business within the United States by the non-U.S. holder will be exempt from such withholding tax. To obtain this exemption, the non-U.S. holder must provide us with an IRS Form W-8ECI properly certifying such exemption. Such effectively connected dividends, although not subject to withholding tax, generally will be subject to U.S. federal income tax on a net income basis at the same graduated tax rates generally applicable to U.S. persons, subject to any applicable tax treaty providing otherwise. In addition to the income tax described above, dividends received by corporate non-U.S. holders that are effectively connected with the conduct of a trade or business in the United States by the corporate non-U.S. holder may be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable tax treaty.

Gain on Disposition of Common Stock

A non-U.S. holder generally will not be subject to U.S. federal income tax on any gain realized upon the sale or other disposition of our common stock unless:

•	the gain is effectively connected with the conduct of a trade or business within the United States by the non-U.S. holder and, if required by an applicable tax treaty, is attributable to a U.S. permanent establishment maintained by such non-U.S. holder;

•	the non-U.S. holder is an individual who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met; or

•	we become a U.S. real property holding corporation, or USRPHC, for U.S. federal income tax purposes, and the non-U.S. holder holds or has held, directly or indirectly, at any time within the shorter of (i) the five-year period preceding the disposition and (ii) the non-U.S. holder’s holding period, more than 5% of our common stock. Generally, a corporation is a U.S. real property holding corporation if the fair market value of its U.S. real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business.

In the case of a non-U.S. holder described in the first bullet point immediately above, the gain will be subject to U.S. federal income tax on a net income basis generally in the same manner as if the non-U.S. holder were a U.S. person as defined under the Code (unless an applicable income tax treaty provides otherwise), and a non-U.S. holder that is a foreign corporation may be subject to an additional branch profits tax equal to 30% of its effectively connected earnings and profits attributable to such gain (or at such lower rate as may be specified by an applicable income tax treaty). In the case of an individual non-U.S. holder described in the second bullet point immediately above, except as otherwise provided by an applicable income tax treaty, the gain, which may be offset by certain U.S.-source capital losses, will be subject to a flat 30% tax.

We believe we are not and do not anticipate becoming a USRPHC for U.S. federal income tax purposes. If, however, we are or become a USRPHC, so long as our common stock is considered to be regularly traded on an established securities market, only a non-U.S. holder who actually or constructively holds or held (at any time during the shorter of the five year period ending on the date of disposition or the non-U.S. holder’s holding period) more than 5% of our common stock will be subject to U.S. federal income tax, under the third bullet point immediately above, on the disposition of our common stock. Each non-U.S. holder should consult with its tax advisor about the consequences that could result if we are, or become, a USRPHC.

Backup Withholding and Information Reporting

Generally, we must report annually to the IRS the amount of dividends paid to each non-U.S. holder, and the amount, if any, of tax withheld with respect to those dividends. A similar report is sent to each non-U.S. holder. These information reporting requirements apply even if withholding was not required. Pursuant to tax treaties or other agreements, the IRS may make its reports available to tax authorities in the recipient’s country of residence.

Payments of dividends to a non-U.S. holder may be subject to backup withholding (at a rate of 28%) unless the non-U.S. holder establishes an exemption, for example, by properly certifying its non-U.S. status on an IRS Form W-8BEN or W-8BEN-E or another appropriate version of IRS Form W-8.

Notwithstanding the foregoing, backup withholding also may apply if we have actual knowledge, or reason to know, that the beneficial owner is a U.S. person that is not an exempt recipient.

Payments of proceeds from the sale or other disposition by a non-U.S. holder of our common stock effected outside the United States by or through a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, information reporting will apply to those payments if the broker does not have documentary evidence that the holder is a non-U.S. holder, an exemption is not otherwise established, and the broker has certain relationships with the United States.

Payments of proceeds from the sale or other disposition by a non-U.S. holder of our common stock effected by or through a U.S. office of a broker generally will be subject to information reporting and backup withholding (at a rate of 28%) unless the non-U.S. holder establishes an exemption, for example, by properly certifying its non-U.S. status on an IRS Form W-8BEN or W-8BEN-E or another appropriate version of IRS Form W-8.

Notwithstanding the foregoing, information reporting and backup withholding also may apply if the broker has actual knowledge, or reason to know, that the holder is a U.S. person that is not an exempt recipient.

Backup withholding is not an additional tax. Rather, the U.S. income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund may be obtained, provided that the required information is timely furnished to the IRS.

Foreign Account Tax Compliance Act

The Foreign Account Tax Compliance Act (“FATCA”), imposes a 30% withholding tax on any “withholdable payment” to (i) a “foreign financial institution” (as specifically defined for this purpose), unless such institution enters into an agreement with the U.S. government to collect certain amounts and provide to the U.S. tax authorities substantial information regarding account holders or (ii) a foreign entity that is not a financial institution, unless such entity provides the withholding agent with a certification that the foreign entity does not have any substantial U.S. owners or provides the withholding agent with certain information relating to each of its substantial U.S. owners, unless, in each case, such entity otherwise qualifies for an exemption. Non-U.S. governments have entered into agreements with the United States (and additional U.S. governments are expected to enter into such agreements) to implement FATCA in a manner that alters the rules described herein. Under certain limited circumstances, a non-U.S. holder might be eligible for refunds or credits of such taxes.

“Withholdable payments” include U.S. source payments otherwise subject to nonresident withholding tax and the gross proceeds from the sale of any equity of U.S. issuers. The withholding tax may apply regardless of whether the payment would otherwise be exempt from U.S. nonresident withholding tax (e.g., as capital gain).

The withholding rules described above will apply to dividends on our common stock regardless of when they are made and to the payment of gross proceeds from the sale of our common stock made on or after January 1, 2017.

Estate Tax

Our common stock owned or treated as owned by an individual who is not a citizen or resident of the United States (as specifically defined for U.S. federal estate tax purposes) at the time of death will be includible in the individual’s gross estate for U.S. federal estate tax purposes and may be subject to U.S. federal estate tax unless an applicable estate tax treaty provides otherwise.

THE SUMMARY OF MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS ABOVE IS INCLUDED FOR GENERAL INFORMATION PURPOSES ONLY. POTENTIAL PURCHASERS OF OUR COMMON STOCK ARE URGED TO CONSULT THEIR TAX ADVISORS TO DETERMINE THE UNITED STATES FEDERAL, STATE, LOCAL AND NON-UNITED STATES TAX CONSEQUENCES OF PURCHASING, OWNING AND DISPOSING OF OUR COMMON STOCK.

UNDERWRITING

Credit Suisse Securities (USA) LLC and Barclays Capital Inc. are acting as the representatives of the underwriters and the book-running managers of this offering. Under the terms of an underwriting agreement, which is filed as an exhibit to the registration statement of which this prospectus forms a part, each of the underwriters named below has severally agreed to purchase from us the respective number of Shares shown opposite its name below:

Underwriters	Number of Shares
Credit Suisse Securities (USA) LLC
Barclays Capital Inc.
UBS Securities LLC
Citigroup Global Markets Inc.
Nomura Securities International, Inc.
CJS Securities, Inc.
HSBC Securities (USA) Inc.
CRT Capital Group LLC
Total

The underwriting agreement provides that the underwriters’ obligation to purchase Shares depends on the satisfaction of the conditions contained in the underwriting agreement including:

•	the obligation to purchase all of the Shares offered hereby (other than those Shares covered by their option to purchase additional shares as described below), if any of the Shares are purchased;

•	the representations and warranties made by us to the underwriters are true;

•	there is no material change in our business or the financial markets; and

•	we deliver customary closing documents to the underwriters.

Commissions and Expenses

The following table summarizes the underwriting discounts and commissions we will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares. The underwriting fee is the difference between the initial price to the public and the amount the underwriters pay to us for the Shares.

	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

The representatives have advised us that the underwriters propose to offer the Shares directly to the public at the public offering price on the cover of this prospectus and to selected dealers, which may include the underwriters, at such offering price less a selling concession not in excess of $             per Share. After the offering, the representatives may change the offering price and other selling terms.

The expenses of the offering that are payable by us are estimated to be approximately $             (excluding underwriting discounts and commissions). We have also agreed to reimburse the underwriters for certain of their expenses in an amount up to $50,000.

Option to Purchase Additional Shares

We have granted the underwriters an option exercisable for 30 days after the date of this prospectus to purchase, from time to time, in whole or in part, up to an aggregate of              shares from us at the public offering price less underwriting discounts and commissions. To the extent that this option is exercised, each underwriter will be obligated, subject to certain conditions, to purchase its pro rata portion of these additional shares based on the underwriter’s percentage underwriting commitment in the offering as indicated in the table at the beginning of this Underwriting Section.

Lock-Up Agreements

We and all of our directors and executive officers have agreed that, for a period of 60 days after the date of this prospectus subject to certain limited exceptions, and we and they will not directly or indirectly, without the prior written consent of each of Credit Suisse Securities (USA) LLC and Barclays Capital Inc. (1) offer for sale, sell, pledge, or otherwise dispose of (or enter into any transaction or device that is designed to, or could be expected to, result in the disposition by any person at any time in the future of) any shares of common stock (including, without limitation, shares of common stock that may be deemed to be beneficially owned by us or them in accordance with the rules and regulations of the SEC and shares of common stock that may be issued upon exercise of any options or warrants) or securities convertible into or exercisable or exchangeable for common stock (other than the stock and shares issued pursuant to employee benefit plans, qualified stock option plans, or other employee compensation plans existing on the date of this prospectus or pursuant to currently outstanding options, warrants or rights not issued under one of those plans), or sell or grant options, rights or warrants with respect to any shares of common stock or securities convertible into or exchangeable for common stock (other than the grant of options pursuant to option plans existing on the date of this prospectus), (2) enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of shares of common stock, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common stock or other securities, in cash or otherwise, (3) make any demand for or exercise any right or file or cause to be filed a registration statement, including any amendments thereto, with respect to the registration of any shares of common stock or securities convertible, exercisable or exchangeable into common stock or any of our other securities, or (4) publicly disclose the intention to do any of the foregoing.

Credit Suisse Securities (USA) LLC and Barclays Capital Inc., in their sole discretion, may release the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time. When determining whether or not to release common stock and other securities from lock-up agreements, Credit Suisse Securities (USA) LLC and Barclays Capital Inc. will consider, among other factors, the holder’s reasons for requesting the release, the number of Shares and other securities for which the release is being requested and market conditions at the time.

Indemnification

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make for these liabilities.

Stabilization, Short Positions and Penalty Bids

The representatives may engage in stabilizing transactions, short sales and purchases to cover positions created by short sales, and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of the common stock, in accordance with Regulation M under the Exchange Act:

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•

A short position involves a sale by the underwriters of shares in excess of the number of Shares the underwriters are obligated to purchase in the offering, which creates the syndicate short position. This short position may be either a covered short position or a naked short position. In a covered short position, the number of shares involved in the sales made by the underwriters in excess of the number of shares they are obligated to purchase is not greater than the number of shares that they may purchase by exercising their option to purchase additional shares. In a naked short position, the number of Shares involved is greater than the number of shares in their option to purchase additional shares. The underwriters may close out any short position by either exercising their option to purchase additional shares and/or purchasing shares in the open market. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through their option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions.

•	Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of the common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the NYSE or otherwise and, if commenced, may be discontinued at any time.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

Listing on the NYSE

Our common stock is listed on the NYSE under the ticker symbol “PAH.”

Stamp Taxes

If you purchase shares of common stock offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.

Other Relationships

The underwriters and certain of their affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The underwriters and certain of their affiliates have, from time to time, performed, and may in the future perform, various commercial and investment banking and financial advisory services for the issuer and its affiliates, for which they received or may in the future receive customary fees and expenses. Specifically, the underwriters and/or certain of their affiliates are arrangers, lenders and agents under our Second Amended and Restated Credit Agreement and receive fees in connection therewith. In addition, each of Credit Suisse Securities (USA) LLC and Barclays Capital Inc. and/or their respective affiliates is acting as a financial advisor to us in connection with the OMG Acquisition.

In the ordinary course of their various business activities, the underwriters and certain of their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of the issuer or its affiliates. If the underwriters or their affiliates have a lending relationship with us, or their affiliates routinely hedge, the underwriters or their affiliates may hedge, their credit exposure to us consistent with their customary risk management policies. Typically, the underwriters and their affiliates would hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities or the securities of our affiliates, including potentially the shares of common stock offered hereby. Any such credit default swaps or short positions could adversely affect future trading prices of the shares of common stock offered hereby. The underwriters and certain of their affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Selling Restrictions

This prospectus does not constitute an offer to sell to, or a solicitation of an offer to buy from, anyone in any country or jurisdiction (i) in which such an offer or solicitation is not authorized, (ii) in which any person making such offer or solicitation is not qualified to do so or (iii) in which any such offer or solicitation would otherwise be unlawful. No action has been taken that would, or is intended to, permit a public offer of the shares of common stock or possession or distribution of this prospectus or any other offering or publicity material relating to the shares of common stock in any country or jurisdiction (other than the United States) where any such action for that purpose is required. Accordingly, each underwriter has undertaken that it will not, directly or indirectly, offer or sell any shares of common stock or have in its possession, distribute or publish any prospectus, form of application, advertisement or other document or information in any country or jurisdiction except under circumstances that will, to the best of its knowledge and belief, result in compliance with any applicable laws and regulations and all offers and sales of shares of common stock by it will be made on the same terms.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of any common stock which are the subject of the offering contemplated herein may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any common stock may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

•	to legal entities which are qualified investors as defined under the Prospectus Directive;

•	by the underwriters to fewer than 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives of the underwriters for any such offer; or

•	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of common stock shall result in a requirement for us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

Each person in a Relevant Member State who receives any communication in respect of, or who acquires any common stock under, the offers contemplated here in this prospectus will be deemed to have represented, warranted and agreed to and with each underwriter and us that:

•	it is a qualified investor as defined under the Prospectus Directive; and

•	in the case of any common stock acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, (i) the common stock acquired by it in the offering have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than qualified investors, as that term is defined in the Prospectus Directive, or in the circumstances in which the prior consent of the representatives of the underwriters has been given to the offer or resale or (ii) where common stock have been acquired by it on behalf of persons in any Relevant Member State other than qualified investors, the offer of such common stock to it is not treated under the Prospectus Directive as having been made to such persons.

For the purposes of this representation and the provision above, the expression an “offer of common stock to the public” in relation to any common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any common stock to be offered so as to enable an investor to decide to purchase or subscribe for the common stock, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including by the Directive 2010/73/EU, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in each Relevant Member State.

United Kingdom

This prospectus is only being distributed to, and is only directed at (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”), (ii) persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations, etc.”) of the Order, (iii) persons outside the United Kingdom, or (iv) any other person to whom it may lawfully be communicated (each such person being referred to as a “relevant person”). This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

This prospectus has only been communicated or caused to have been communicated and will only be communicated or caused to be communicated as an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act of 2000 (the “FSMA”)) as received in connection with the issue or sale of the common stock in circumstances in which Section 21(1) of the FSMA does not apply to us. All applicable provisions of the FSMA will be complied with in respect to anything done in relation to the common stock in, from or otherwise involving the United Kingdom.

Notice to Prospective Investors in Switzerland

The Shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the Shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, us or the Shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Notice to Prospective Investors in the Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the Shares offered should conduct their own due diligence on the Shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Notice to Prospective Investors in Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the common stock may only be made to persons (the “Exempt Investors”) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the common stock without disclosure to investors under Chapter 6D of the Corporations Act.

The common stock applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring common stock must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Notice to Prospective Investors in Hong Kong

The common stock have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the common stock has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to common stock which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Notice to Prospective Investors in Japan

The common stock have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and, accordingly, will not be offered or sold, directly or indirectly, in Japan, or for the benefit of any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person, except in compliance with all applicable laws, regulations and ministerial guidelines promulgated by relevant Japanese governmental or regulatory authorities in effect at the relevant time. For the purposes of this paragraph, “Japanese Person” shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of common stock may not be circulated or distributed, nor may the common stock be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the Shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

A.	a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor;

B.	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor;

C.	as specified in Section 276(7) of the SFA; or

securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the common stock pursuant to an offer made under Section 275 of the SFA except:

A.	to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

B.	where no consideration is or will be given for the transfer;

C.	where the transfer is by operation of law;

D.	as specified in Section 276(7) of the SFA; or

E.	as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

LEGAL MATTERS

The validity of the Shares to be sold in this offering and other certain legal matters will be passed upon for us by Greenberg Traurig, P.A. Certain legal matters in connection with this offering of Shares will be passed upon for the underwriters by Latham & Watkins LLP, New York, New York.

EXPERTS

The consolidated financial statements and the financial statement schedule as of December 31, 2014 and 2013 and for the year ended December 31, 2014 and for the period from inception (April 23, 2013) to December 31, 2013 incorporated in this prospectus by reference to Platform Specialty Products Corporation’s current report on Form 8-K dated June 16, 2015 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of MacDermid, Incorporated and subsidiaries for the ten-months ended October 31, 2013, and for the year-ended December 31, 2012 have been incorporated by reference herein and in the registration statement, include the effects of the adjustment to retrospectively apply the change in accounting related to reportable segments as described in Note 19 to the consolidated financial statements. KPMG LLP, an independent registered public accounting firm, audited the consolidated financial statements for the ten-month period ended October 31, 2013 and the year-ended December 31, 2012, before the effects of the retrospective adjustment, which financial statements are not incorporated by reference herein. PricewaterhouseCoopers LLP, an independent registered public accounting firm, audited the retrospective adjustment. The consolidated financial statements of MacDermid, Incorporated and subsidiaries for the ten-month period ended October 31, 2013 and the year-ended December 31, 2012 have been incorporated by reference herein and in the registration statement in reliance upon the reports of (1) KPMG LLP, solely with respect to the financial statements before the effects of the retrospective adjustment, and (2) PricewaterhouseCoopers LLP, solely with respect to the retrospective adjustment, incorporated by reference herein, and upon the authority of said firms as experts in accounting and auditing.

Platform has agreed to indemnify and hold KPMG LLP harmless against and from any and all legal costs and expenses incurred by KPMG LLP in successful defense of any legal action or proceeding that may arise as a result of KPMG LLP’s consent to the incorporation by reference of its audit report on MacDermid, Incorporated’s and subsidiaries’ past financial statements incorporated by reference in this registration statement.

The consolidated financial statements of Arysta LifeScience Limited as of December 31, 2013 and 2014, and the related consolidated statements of income, comprehensive income, changes in equity, cash flows and related notes for each of the two years in the period ended December 31, 2014 have been audited by Ernst & Young ShinNihon LLC, independent auditors, as stated in their report incorporated herein by reference.

The combined financial statements of the Chemtura AgroSolutions Business of Chemtura Corporation as of December 31, 2013 and 2012 and for each of the years in the two-year period ended December 31, 2013, have been incorporated by reference herein and in the registration statement, in reliance upon the report of KPMG LLP, independent auditors, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-3 under the Securities Act with respect to the Shares offered by this prospectus. This prospectus, which forms a part of such registration statement, does not contain all of the information included in the registration statement. For further information pertaining to us and our common stock, including the Shares, you should refer to the registration statement and to its exhibits. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement or a report we file under the Exchange Act, you should refer to the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit to a registration statement or report is qualified in all respects by the filed exhibit.

We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC’s website at www.sec.gov and on our corporate website at www.platformspecialtyproducts.com. Information on our website does not constitute part of this prospectus. You may inspect without charge any documents filed by us at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain copies of all or any part of these materials from the SEC upon the payment of certain fees prescribed by the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. Our SEC filings are also available at the office of the New York Stock Exchange located at 20 Broad Street, New York, New York 10005.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

We “incorporate by reference” in this prospectus documents we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus. In particular, we incorporate by reference into this prospectus the documents listed below and any filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the initial filing of the registration statement that contains this prospectus and prior to the time that all the securities offered by this prospectus have been sold by the underwriters as described in this prospectus (other than, in each case, documents or information deemed to have been “furnished” and not “filed” in accordance with SEC rules) or such registration statement has been withdrawn:

•	our annual report on Form 10-K for the fiscal year ended December 31, 2014, filed on March 30, 2015, as recast by our current report on Form 8-K dated June 16, 2015 (the “Recast Form 8-K”), including items required by Part III of Form 10-K incorporated by reference from our definitive proxy statement on Schedule 14A, filed on April 10, 2015;

•	our quarterly report on Form 10-Q for the fiscal quarter ended March 31, 2015, filed on May 15, 2015;

•	our current reports on Form 8-K, filed on July 11, 2014, January 2, 2015, January 12, 2015 (as amended by the Form 8-K/A filed on January 30, 2015), January 26, 2015, February 3, 2015, February 17, 2015 (as amended by the Form 8-K/A filed on April 29, 2015), March 19, 2015, April 6, 2015, May 12, 2015, June 11, 2015, and the Recast Form 8-K; and

•	the description of our common stock set forth under the heading “Description of Capital Stock” in our registration statement on Form S-3 filed on February 25, 2015, including any subsequent amendment or report filed for the purpose of updating that description.

Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus will be deemed to be modified or superseded to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference in this prospectus modifies or supersedes that statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

You may request a copy of the registration statement, the above filings and any future filings that are incorporated by reference in this prospectus, other than an exhibit to a filing unless that exhibit is specifically incorporated by reference in that filing, at no cost, by writing or calling us at the following address:

Platform Specialty Products Corporation

1450 Centrepark Boulevard, Suite 210

West Palm Beach, FL 33401

Attn: Investor Relations

Tel: (561) 406-8465

            Shares

Common Stock

PROSPECTUS

                    , 2015

Credit Suisse

Barclays

UBS Investment Bank

Citigroup

Nomura

CJS Securities

HSBC

Sterne Agee CRT

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

The following table sets forth the fees and expenses, other than underwriting discounts and commissions, payable by us in connection with the resale of the Shares being registered hereby. All amounts are estimated except the SEC registration fee and the FINRA registration fee.

SEC Registration Fee	$ 46,770.50
FINRA Registration Fee	60,875.00
Accounting Fees and Expenses	250,000.00
Legal Fees and Expenses	350,000.00
Miscellaneous	42,354.50

Total	$ 750,000.00

Item 15. Indemnification of Directors and Officers.

Section 102(b)(7) of the Delaware General Corporation Law (“DGCL”) permits a corporation, in its certificate of incorporation, to limit or eliminate the personal liability of a director to the corporation or its stockholders for monetary damages for breaches of fiduciary duty as a director, except for liability (a) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (b) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) under Section 174 of the DGCL (regarding, among other things, the payment of unlawful dividends) or (d) for any transaction from which the director derived an improper personal benefit.

Under Section 145(a) of the DGCL, a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation (or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise) against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided that such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

Under Section 145(b) of the DGCL, a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another enterprise, against expenses (including attorneys’ fees) actually and reasonably incurred in connection with the defense or settlement of such action or suit, provided that such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification may be made in respect of any claim, issue, or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper. Notwithstanding the preceding sentence, except as otherwise provided in our amended and restated bylaws, we shall be required to indemnify any such person in connection with a proceeding (or part thereof) commenced by such person only if the commencement of such proceeding (or part thereof) by any such person was authorized by our Board.

As permitted by Section 102(b)(7) of the DGCL, our certificate of incorporation, as amended, provides that no director shall be liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director except to the extent that such exemption from liability or limitation thereof is not permitted under the DGCL as currently in effect or as the same may be amended. This provision of our certificate of incorporation, as amended, does not eliminate the directors’ fiduciary duties, and in appropriate circumstances, equitable remedies such as injunctive or other forms of nonmonetary relief, which will remain available under Delaware law. In addition, each director will be subject to liability for breach of the director’s duty of loyalty to us, including for actions leading to improper personal benefit to the director, for acts or omissions not in good faith or involving intentional misconduct, for knowing violations of law and for payment of dividends or approval of stock repurchases or redemptions that are unlawful under Delaware law. This provision also does not affect a director’s responsibilities under any other law, such as the federal securities laws or state or federal environmental laws.

Our amended and restated by-laws also provide that we shall indemnify and advance expenses to our officers and directors to the fullest extent permitted by applicable law as currently in effect or as the same may be amended.

We have entered into director and officer indemnification agreements with each of our current directors and officers which, in certain respects, are broader than the specific indemnification and advancement provisions contained in our amended and restated by-laws. Specifically, such indemnification agreements provide our directors and officers with specific contractual assurances of such persons’ rights to indemnification and advancement of expenses to protect against litigation risks and expenses (regardless, among other things, of any change in our ownership or the composition of our Board).

Additionally, we maintain directors’ and officers’ liability insurance for each of our directors and officers.

Item 16. Exhibits.

			Incorporated by Reference			Included in this Registration Statement
Exhibit No.		Exhibit Description	Form	Exhibit No.	Period Covered or Date of Filing

1.1		Form of Underwriting Agreement				X

3.1	(a)	Certificate of Incorporation	S-4 POS (333-192778)	3.1	01/24/14

3.1	(b)	Certificate of Amendment of Certificate of Incorporation	8-K	3.1	06/13/14

3.2	(c)	Certificate of Designations of Series B Convertible Preferred Stock	8-K	3.1	02/17/15

3.2		Amended and Restated By-laws	10-K	3.2	Year ended December 31, 2014

4.1		Specimen Common Stock certificate	S-4 (333-192778)	4.1	01/02/14

5.1		Opinion of Greenberg Traurig, P.A.				X

23.1		Consent of PricewaterhouseCoopers LLP				X

23.2		Consent of KPMG LLP (MacDermid)				X

23.3		Consent of KPMG LLP (CAS)				X

23.4		Consent of Ernst & Young ShinNihon LLC (Arysta)				X

23.5		Consent of Greenberg Traurig, P.A. (contained in Exhibit 5.1 herein)				X

24.1		Power of Attorney*				X

*	Previously filed.

Item 17. Undertakings.

The undersigned registrant hereby undertakes:

(1)	That, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.

(2)	That, for purposes of determining any liability under the Securities Act:

(i)	the information omitted from the form of prospectus filed as part of the registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of the registration statement as of the time it was declared effective; and

(ii)	each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized in the City of West Palm Beach, State of Florida, on June 23, 2015.

PLATFORM SPECIALTY PRODUCTS CORPORATION

By:	/s/ Daniel H. Leever
Name:	Daniel H. Leever
Title:	Chief Executive Officer and Vice Chairman

Pursuant to the requirements of the Securities Act of 1933, this amendment has been signed by the following persons in the capacities indicated below.

Signature	Title	Date

/s/ Daniel H. Leever Daniel H. Leever	Chief Executive Officer and Vice Chairman (principal executive officer)	June 23, 2015

/s/ Frank J. Monteiro Frank J. Monteiro	Senior Vice President and Chief Financial Officer (principal financial officer)	June 23, 2015

/s/ Robert L. Worshek Robert L. Worshek	Vice President and Chief Accounting Officer (principal accounting officer)	June 23, 2015

* Martin E. Franklin	Chairman of the Board	June 23, 2015

* Wayne M. Hewett	Director	June 23, 2015

* Ian G.H. Ashken	Director	June 23, 2015

* Nicolas Berggruen	Director	June 23, 2015

* Michael F. Goss	Director	June 23, 2015

* Ryan Israel	Director	June 23, 2015

* E. Stanley O’Neal	Director	June 23, 2015
*	The undersigned, pursuant to a power of attorney executed by each of the officers and directors above and filed with the SEC on June 17, 2015 on the signature page to the registration statement on Form S-3 and incorporated herein by reference, by signing his name hereto, does hereby sign and deliver this amendment to the registration statement on behalf of each of the persons noted above in the capacities indicated.

EXHIBIT INDEX

			Incorporated by Reference			Included in this Registration Statement
Exhibit No.		Exhibit Description	Form	Exhibit No.	Period Covered or Date of Filing

1.1		Form of Underwriting Agreement				X

3.1	(a)	Certificate of Incorporation	S-4 POS (333-192778)	3.1	01/24/14

3.1	(b)	Certificate of Amendment of Certificate of Incorporation	8-K	3.1	06/13/14

3.2	(c)	Certificate of Designations of Series B Convertible Preferred Stock	8-K	3.1	02/17/15

3.2		Amended and Restated By-laws	10-K	3.2	Year ended December 31, 2014

4.1		Specimen Common Stock certificate	S-4 (333-192778)	4.1	01/02/14

5.1		Opinion of Greenberg Traurig, P.A.				X

23.1		Consent of PricewaterhouseCoopers LLP				X

23.2		Consent of KPMG LLP (MacDermid)				X

23.3		Consent of KPMG LLP (CAS)				X

23.4		Consent of Ernst & Young ShinNihon LLC (Arysta)				X

23.5		Consent of Greenberg Traurig, P.A. (contained in Exhibit 5.1 herein)				X

24.1		Power of Attorney*				X

*	Previously filed.